Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

TRANSCANADA PIPELINES LIMITED,

TRANSCANADA PIPELINE USA LTD.,

TAURUS MERGER SUB INC.,

COLUMBIA PIPELINE GROUP, INC.

and, solely for purposes of Section 3.02, Section 5.02, Section 5.09 and Article VIII,

TRANSCANADA CORPORATION

Dated as of March 17, 2016

TABLE OF CONTENTS

Page

ARTICLE I

THE MERGER

SECTION 1.01. The Merger	2
SECTION 1.02. Closing	2
SECTION 1.03. Effective Time	2
SECTION 1.04. Certificate of Incorporation; Bylaws	2
SECTION 1.05. Directors and Officers	3

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS

SECTION 2.01. Effect on Capital Stock	3
SECTION 2.02. Treatment of Company Equity Awards	4
SECTION 2.03. Surrender of Shares	5
SECTION 2.04. Appraisal Rights	8
SECTION 2.05. Adjustments to Prevent Dilution	8

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company	9
SECTION 3.02. Representations and Warranties of Ultimate Parent, Parent, US Parent and Merger Sub	30

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01. Conduct of Business Pending the Merger	35
SECTION 4.02. Acquisition Proposals	40

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Proxy Statement; Stockholders Meeting	45
SECTION 5.02. Filings; Other Actions; Notification	47

i

ii

SECTION 8.09. Governing Law	72
SECTION 8.10. Entire Agreement; Assignment	72
SECTION 8.11. Specific Enforcement; Consent to Jurisdiction	72
SECTION 8.12. WAIVER OF JURY TRIAL	74
SECTION 8.13. Severability	74
SECTION 8.14. Transfer Taxes	74
SECTION 8.15. Disclosure Letters	74

Annex I	Defined Terms

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 17, 2016 (this “Agreement”), is entered into by and among TRANSCANADA PIPELINES LIMITED, a Canadian corporation (“Parent”), TRANSCANADA PIPELINE USA LTD., a Nevada corporation and a wholly owned Subsidiary of Parent (“US Parent”), TAURUS MERGER SUB INC., a Delaware corporation and a wholly owned Subsidiary of US Parent (“Merger Sub”), COLUMBIA PIPELINE GROUP, INC., a Delaware corporation (the “Company”), and, solely for purposes of Section 3.02, Section 5.02, Section 5.09 and Article VIII, TRANSCANADA CORPORATION, a Canadian corporation and the direct parent company of Parent (“Ultimate Parent”).

RECITALS

WHEREAS, the board of directors of each of Ultimate Parent, Parent and US Parent has approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has (a) determined that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and US Parent, as the sole stockholder of Merger Sub, that Merger Sub enter into this Agreement and consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement; and

WHEREAS, the Company, Ultimate Parent, Parent, US Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements, contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a wholly owned Subsidiary of US Parent, and the separate corporate existence of the Company, with all of its rights, privileges, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises and all and every other interest of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

SECTION 1.02. Closing. The closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 a.m., New York City time, on the sixth (6th) Business Day following the first day on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. As soon as practicable following the Closing, the Company and US Parent will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

SECTION 1.04. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in Exhibit A, until thereafter amended as provided therein or by applicable Law, in each case consistent with the obligations set forth in Section 5.08.

(b) The parties hereto shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable Law, in each case consistent with the obligations set forth in Section 5.08.

SECTION 1.05. Directors and Officers.

(a) The parties hereto shall take all actions necessary so that the directors of Merger Sub as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(b) The officers of the Company as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, US Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent, US Parent or Merger Sub:

(a) Merger Consideration. Each share of common stock, par value $0.01 per share, of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Ultimate Parent, Parent, US Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Ultimate Parent, Parent or US Parent and Shares owned by the Company, including Shares held in treasury by the Company, and in each case not held on behalf of third parties or held in any rabbi trust in connection with any Company Benefit Plan (collectively, the “Cancelled Shares”), which shall be treated in accordance with Section 2.01(b), and (ii) the Dissenting Shares, which shall be treated in accordance with Section 2.04) shall be converted into the right to receive $25.50 per Share in cash, without interest (the “Per Share Merger Consideration”). At the Effective Time, all such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such Share shall thereafter represent only the right to receive the Per Share Merger Consideration.

(b) Cancellation of Cancelled Shares. Each Cancelled Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock (the “Surviving Corporation Common Stock”), par value $0.01 per share, of the

Surviving Corporation (the “Converted Shares”). In addition to the foregoing conversion, the Surviving Corporation shall contemporaneously issue ten million (10,000,000) shares of Surviving Corporation Common Stock (the “Issued Shares”) to US Parent in consideration for the deposit of the Exchange Fund by or on behalf of US Parent with the Paying Agent plus payment of an amount equal to the aggregate par values for such shares. The Converted Shares and the Issued Shares together shall constitute the only issued and outstanding shares of the capital stock of the Surviving Corporation.

SECTION 2.02. Treatment of Company Equity Awards.

(a) Treatment of Restricted Stock Units. At the Effective Time, each restricted stock unit award in respect of Shares granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time and that vests solely based on a holder’s continued service (a “Company RSU”) shall fully vest and shall be cancelled and converted automatically into the right to receive from the Surviving Corporation, as soon as reasonably practicable (but no later than five (5) Business Days) after the Effective Time, the Per Share Merger Consideration in respect of each Share underlying such Company RSU; provided, however, that to the extent such Company RSU is nonqualified deferred compensation subject to Section 409A of the Code, payment in respect of such Company RSU shall be made at the earliest time permitted under the applicable Company Stock Plan that will not trigger a Tax or penalty under Section 409A of the Code, with interest at the U.S. prime rate as shown at the end of the day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher (the “Interest Rate”) from the Closing Date through such payment date.

(b) Treatment of Performance Stock Units. At the Effective Time, with respect to each restricted stock unit award in respect of Shares granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time and that vests, in whole or in part, based on the achievement of a specified level of performance (a “Company PSU”), such performance shall be deemed satisfied at the greater of (x) actual performance as objectively determined by the Human Resources and Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) prior to the Effective Time based on performance through a day that is no more than five (5) Business Days prior to the Effective Time and (y) the target level of one hundred percent (100%), and shall be cancelled and converted automatically into the right to receive from the Surviving Corporation, as soon as reasonably practicable (but no later than five (5) Business Days) after the Effective Time, the Per Share Merger Consideration in respect of each Share underlying such Company PSU; provided, however, that to the extent such Company PSU is nonqualified deferred compensation subject to Section 409A of the Code, payment in respect of such Company PSU shall be made at the earliest time permitted under the applicable Company Stock Plan that will not trigger a Tax or penalty under Section 409A of the Code, with interest at the Interest Rate from the Closing Date through such payment date.

(c) Treatment of Phantom Stock Units. At the Effective Time, each phantom stock unit award in respect of Shares granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (a “Company Phantom Unit”) shall, to the extent not previously vested, fully vest and shall be cancelled and converted automatically into the right to receive from the Surviving Corporation, as soon as reasonably practicable (but no later than five

(5) Business Days) after the Effective Time, the Per Share Merger Consideration in respect of each Share underlying such Company Phantom Unit; provided, however, that to the extent such Company Phantom Unit is nonqualified deferred compensation subject to Section 409A of the Code, payment in respect of such Company Phantom Unit shall be made at the earliest time permitted under the applicable Company Stock Plan that will not trigger a Tax or penalty under Section 409A of the Code, with interest at the Interest Rate from the Closing Date through such payment date.

(d) Company ESPP. Prior to the Closing Date, the Company shall, in accordance with the terms of the Company ESPP, take all actions that are necessary to provide that with respect to the Company ESPP: (i) the Savings Period (as defined in the Company ESPP) in progress as of the Closing Date (the “Final Savings Period”) shall end no later than the tenth (10th) Business Day prior to the anticipated Closing Date (or, if the anticipated Closing Date becomes known less than ten (10) Business Days prior thereto, then as soon as practicable after such anticipated Closing Date becomes known and prior to the Closing Date); (ii) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase Shares in accordance with the terms of the Company ESPP as of the end of the Final Savings Period; and (iii) the Company ESPP shall terminate immediately following the conclusion of the Final Savings Period.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the Compensation Committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 2.02(a) through Section 2.02(d). The Company shall take all actions necessary to ensure that, from and after the Effective Time, none of Parent, US Parent or the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company RSUs, Company PSUs or Company Phantom Units.

SECTION 2.03. Surrender of Shares.

(a) Paying Agent. Prior to the Effective Time, Parent or US Parent will appoint a paying agent (the “Paying Agent”) which agent and the terms of such appointment are reasonably acceptable to the Company for purposes of exchanging the Shares for the Per Share Merger Consideration to which the holders of the Shares shall become entitled pursuant to Section 2.01(a). At or prior to the Effective Time, Parent shall cause US Parent to, and US Parent shall, deposit or cause to be deposited with the Paying Agent, in trust for the benefit of the holders of Shares, a cash amount in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments under Section 2.01(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent (on behalf of US Parent) or by US Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

Subject to Section 2.03(c), to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall cause US Parent to, and US Parent shall, promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all applicable times maintained at a level sufficient to make such payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.01(a) shall be promptly returned to US Parent or the Surviving Corporation, as requested by Parent (on behalf of US Parent) or by US Parent. The funds deposited with the Paying Agent pursuant to this Section 2.03(a) shall not be used for any purpose other than as contemplated by this Section 2.03(a).

(b) Exchange Procedures.

(i) Transmittal Materials. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail or otherwise provide to each holder of record of Shares (other than holders of Cancelled Shares and Dissenting Shares) (A) transmittal materials specifying that delivery shall be effected, and risk of loss and title with respect to Shares held in non-certificated form and represented by book-entry (each, a “Book-Entry Share”) shall pass, only upon delivery of an “agent’s message” regarding the book-entry transfer of such Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent may reasonably determine, and (B) instructions for use in effecting the surrender of the Book-Entry Shares to the Paying Agent.

(ii) Payment of Per Share Merger Consideration. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a certificate formerly representing Shares or an executed letter of transmittal to the Paying Agent to receive the aggregate Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 2.01(a). In lieu thereof, each holder of record of one or more Book-Entry Shares shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Shares upon receipt by the Paying Agent of such “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause US Parent to, and US Parent shall, cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.03(e)) equal to the product obtained by multiplying (A) the number of Book-Entry Shares held of record by such holder by (B) the Per Share Merger Consideration, and the Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Shares.

(iii) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company or if payment of the applicable Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Book-Entry Share is registered, a check for any cash to be exchanged upon due surrender of the Book-Entry Share may be issued to such transferee or other Person if the Book-Entry Share formerly representing such Shares is presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(iv) Until surrendered as contemplated by this Section 2.03(b), each Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together with such documents as may reasonably be required pursuant to the instructions included in the applicable transmittal materials) the applicable Per Share Merger Consideration as contemplated by this Article II. US Parent shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Per Share Merger Consideration.

(c) Termination of the Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed one (1) year after the Effective Time shall be delivered to US Parent or the Surviving Corporation, upon demand by US Parent. Any holders of Shares (other than Cancelled Shares or Dissenting Shares) who have not theretofore complied with this Article II shall thereafter be entitled to look only to US Parent and the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.03(e)) upon acceptable evidence of Book-Entry Shares, without any interest thereon in accordance with the provisions set forth in Section 2.03(b), and US Parent and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Law) payment of their claims for the Per Share Merger Consideration payable upon due surrender of their Book-Entry Shares. Notwithstanding the foregoing, none of the Surviving Corporation, Ultimate Parent, Parent, US Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or other similar Law.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent, US Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II. The Per Share Merger Consideration paid upon receipt by the Paying Agent of an “agent’s message” for Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Book-Entry Shares.

(e) Withholding Rights. Each of US Parent, the Surviving Corporation and their respective agents (including the Paying Agent) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company RSUs, Company PSUs or Company Phantom Units such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Law (including any federal, state, local or foreign Tax Law), taking into account any applicable exemption under such Law. To the extent that amounts are so withheld by US Parent, the Surviving Corporation or any of their respective agents (including the Paying Agent), as the case may be, such withheld amounts (i) shall be promptly remitted by US Parent, the Surviving Corporation or any of their respective agents (including the Paying Agent), as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company RSUs, Company PSUs or Company Phantom Units in respect of which such deduction and withholding were made by US Parent, the Surviving Corporation or any of their respective agents (including the Paying Agent), as the case may be.

SECTION 2.04. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time and as to which the holders thereof have properly demanded appraisal in accordance with Section 262 of the DGCL and have not effectively withdrawn such demand (collectively, “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL, at which time such Shares shall be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration as provided in Section 2.01(a), after giving effect to any required Tax withholdings pursuant to Section 2.03(e), and such Shares shall no longer be deemed Dissenting Shares, and such holder thereof shall cease to have any other rights with respect to such Shares. Each holder of Dissenting Shares shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such holder. The Company shall give Parent and US Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law that are received by the Company or any of its Representatives relating to stockholders’ rights of appraisal and Parent and US Parent shall be entitled to participate in and direct all negotiations and proceedings with respect to any demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent and US Parent, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands, except as required by applicable Law.

SECTION 2.05. Adjustments to Prevent Dilution. In the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted, without duplication, to provide the holders thereof the same economic effect contemplated by this Agreement prior to such change; provided, however, that nothing in this Section 2.05 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company. As an inducement for Ultimate Parent, Parent, US Parent and Merger Sub to enter into this Agreement, except (x) as disclosed in the SEC Reports filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) since the Distribution Date and prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or to the extent they are cautionary, predictive or forward-looking in nature); provided, however, that in no event shall any disclosure contained in any SEC Report be deemed to be an exception to a representation or warranty contained in Section 3.01(c), and it being understood that any matter set forth in the SEC Reports shall be deemed to qualify any representation or warranty in this Section 3.01 only to the extent that it is reasonably apparent that the description of such matter in the SEC Reports is relevant to such representation or warranty; and (y) as set forth in the Company Disclosure Letter (with specific reference to the particular section or subsection of this Agreement to which the information set forth in the Company Disclosure Letter relates; provided, however, that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to each other section or subsection of this Agreement to which the relevance of such information to such other section or subsection of this Agreement is reasonably apparent), the Company hereby represents and warrants to Ultimate Parent, Parent, US Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is a legal entity duly organized, validly existing and in good standing under the Law of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Law of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement true and complete copies of the Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Second Amended and Restated Bylaws of the Company (the “Company Bylaws”).

(b) Subsidiaries; Joint Ventures.

(i) Section 3.01(b)(i) of the Company Disclosure Letter sets forth (A) a list of each of the Company’s Subsidiaries, (B) the authorized and outstanding shares of the capital stock of each such Subsidiary that is a corporation and (C) the percentage of the outstanding shares of the capital stock of, or other equity interests in, each of the Company’s Subsidiaries that is beneficially owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the “Securities Act”), the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions) (collectively, “Liens”), other than Permitted Liens. Except for its interests in its Subsidiaries and the Joint Venture Entities, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any Person.

(ii) Section 3.01(b)(ii) of the Company Disclosure Letter sets forth (A) a list of each of the Joint Venture Entities and (B) as of the date hereof, the percentage of the outstanding equity interests in each of such Joint Venture Entities that is beneficially owned, directly or indirectly, by the Company. With respect to the outstanding equity interests in each of the Joint Venture Entities that are owned, directly or indirectly, by the Company or any of its Subsidiaries, such equity interests have been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 2,000,000,000 Shares and 80,000,000 shares of preferred stock, par value $0.01 per share (such preferred stock, the “Company Preferred Stock”). At the close of business on March 15, 2016, (A) (1) 400,383,243 Shares were issued and outstanding and (2) 332,946 Shares were held by the Company in its treasury, (B) 1,665,210.09 Shares were issuable upon settlement or vesting of outstanding Company RSUs (other than Company PSUs), (C) 1,117,352 Shares were issuable upon settlement or vesting of outstanding Company PSUs (assuming achievement of applicable performance goals at target value), (D) 332,740.523 Company Phantom Units were outstanding and (E) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury. Except as set forth above, at the close of business on March 15, 2016, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since March 15, 2016 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of Shares pursuant to the exercise of purchase rights under the Company ESPP or vesting of Company RSUs, Company PSUs or Company Phantom Units, in each case outstanding as of March 15, 2016, and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Shares. All outstanding Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(ii) The authorized equity interests of CPPL consist of common units representing limited partner interests in CPPL (“MLP Common Units”), subordinated units representing limited partnership interests in CPPL (“MLP Subordinated Units”), incentive distribution rights representing the right to receive variable distributions from CPPL (“MLP Incentive Distribution Rights”) and a general partner interest in CPPL. At the close of business on March 15, 2016, (A) 53,834,784 MLP Common Units were issued and outstanding, (B) 46,811,398 MLP Subordinated Units were issued and outstanding and (C) 8,682 MLP (non-employee director) phantom units under the MLP Long-Term Incentive Plan were issued and outstanding. At the close of business on March 15, 2016, the Company or a Subsidiary of the Company owns zero MLP Common Units, one hundred percent (100%) of the MLP Subordinated Units and one hundred percent (100%) of the MLP Incentive Distribution Rights and general partnership interest of CPPL. All limited partnership interests of CPPL are, and all such interests that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and, except as provided in the Second Amended and Restated Agreement of Limited Partnership of CPPL, not subject to preemptive rights.

(iii) No Subsidiary of the Company owns any shares of capital stock of the Company. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth above, as of March 15, 2016, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (A) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or equity interests in, or any security convertible or exchangeable for any capital stock or other security of, or equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (B) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or to declare or pay any dividend or distribution or (C) giving any Person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Shares or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, other than (1) pursuant to the Company Stock Plans or (2) options, warrants or other rights to acquire shares of capital stock of, or other equity interest in, the Company or any such Subsidiary described above.

(iv) There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interest of the Company, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest. To the Knowledge of the Company, there are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interest of any of the Subsidiaries of the Company, or restricting the transfer of, or providing registration rights with respect to, such capital stock or equity interest.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the Merger only, to receipt of the Company Requisite Vote. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger only, to receipt of the Company Requisite Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The board of directors of the Company duly, validly and unanimously adopted resolutions (A) declaring that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (B) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (C) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (D) recommending that the stockholders of the Company adopt this Agreement (clauses (A), (B), (C) and (D) of this Section 3.01(d)(i) being referred to herein as the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or give rise to any right of notice, acceleration or termination under, or result in the creation of any Lien (other than Permitted Liens and Liens created in connection with any action taken by Parent, US Parent or Merger Sub or any of their respective Affiliates) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of the Company’s Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any contract, purchase order, license, sublicense, lease, sublease, franchise, warranty, option, warrant, guaranty, indenture, note, bond, mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten (a “Contract”), to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (2) any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, rule, regulation, code, injunction, order, judgment, ruling, decree, directive, code, writ, binding case law, governmental guideline, or interpretation having the force of law, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put in effect by or under the authority of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger or comply with its obligations under this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any federal, state, local, municipal or foreign government, any court or tribunal of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency or quasi-governmental agency, commission, branch or authority or other governmental entity or body (each, a “Governmental Entity”) is required, or in the case of the CFIUS Notice, advisable to be obtained or made, by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the CFIUS Notice, (III) the filing with the SEC of such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder as may be required in connection with this Agreement and the transactions contemplated hereby (including the filing of the Proxy Statement), and state securities, takeover and “blue sky” Law, (IV) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (V) any filings required under the rules and regulations of the NYSE, (VI) any consents, approvals, orders, authorizations, registrations, declarations, filings and notices required by the Company as a result of the performance by Ultimate Parent, Parent, US Parent or Merger Sub of their respective obligations under Section 5.02, (VII) the execution and filing of an FCC Form 603 application or applications with the FCC pertaining to the FCC Private Licenses and (VIII) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger or comply with its obligations under this Agreement.

(e) SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) Each of the Company and CPPL has filed or furnished, as applicable, all forms, statements, certifications, reports and other documents required to be filed or furnished by it with the SEC (the forms, statements, certifications, reports and other documents of the Company and CPPL so filed or furnished and those filed or furnished subsequent to the date of this Agreement, including all exhibits and other information incorporated therein and all amendments and supplements thereto, the “SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied, and, in the case of the Proxy Statement or any registration statement, complied or will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement. Each SEC Report that is a registration statement or prospectus, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement, prospectus or applicable amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The audited consolidated financial statements of the Company (including any related notes thereto) and its Subsidiaries included in the SEC Reports have been prepared, or, in the case of SEC Reports filed after the date of this Agreement, will be prepared, in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and applicable accounting requirements and published rules and regulations of the SEC, and each fairly present, or, in the case of SEC Reports filed after the date of this Agreement, will fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of the Company (including any related notes thereto) for all interim periods included in the SEC Reports filed prior to the date of this Agreement have been prepared, or, in the case of SEC Reports filed after the date of this Agreement, will be prepared, in accordance with GAAP in all material respects (except as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and applicable accounting requirements and published rules and regulations of the SEC, and each fairly present, or, in the case of SEC Reports filed after the date of this Agreement, will fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(iii) The Company and CPPL maintain disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act effective to ensure that information required to be disclosed by the Company and CPPL in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company and CPPL each maintain internal control over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and its Subsidiaries, on a consolidated basis, and CPPL and its Subsidiaries, on a consolidated basis. The Company and CPPL have disclosed, based on their most recent evaluation prior to the date of this Agreement, to the Company’s and CPPL’s respective auditors, the audit committee of the board of directors of the Company and the audit committee of the board of directors of CPP GP LLC, the general partner of CPPL, as applicable (A) any known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s or CPPL’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have, in each case, a significant role in the Company’s or CPPL’s internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made to the Company’s and CPPL’s respective auditors or audit committees since, with respect to the Company, the Distribution Date through the date hereof and, with respect to CPPL, February 11, 2015 through the date hereof. Since (x) with respect to the Company, the Distribution Date and (y) with respect to CPPL, February 11, 2015, no attorney representing the Company or CPPL, whether or not employed by the Company or CPPL, has reported evidence of a violation of securities Laws or breach of fiduciary duty relating to periods after such dates. Each of the principal executive officer of the Company and CPPL and the principal financial officer of the Company and CPPL (or each former principal executive officer of the Company and CPPL and each former principal financial officer of the Company and CPPL), as applicable, has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder with respect to the SEC Reports and the statements contained in such certifications are true and accurate in all material respects as of the date hereof. There are no “significant deficiencies” or “material weaknesses” (as defined by the Sarbanes-Oxley Act) in the design or operation of the Company’s and CPPL’s internal control and procedures which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data.

(iv) Since the Distribution Date, the Company and its Subsidiaries and, to the Knowledge of the Company, any of their respective Representatives have not received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Distribution Date, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis).

(v) There are no liabilities or obligations of the Company or any of its Subsidiaries of a nature that would be required under GAAP to be reflected on a consolidated financial statement of the Company and its Subsidiaries, other than (A) liabilities or obligations reflected or reserved against in the Company’s or CPPL’s audited consolidated balance sheet as of December 31, 2015 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on February 18, 2016 or CPPL’s Annual Report on Form 10-K filed with the SEC on February 18, 2016, (B) liabilities or obligations incurred in the ordinary course of business since December 31, 2015, (C) liabilities or obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Absence of Certain Changes or Events. Since December 31, 2015 through the date of this Agreement, (i) there have not been any changes, effects, events, occurrences or developments (changes, effects, events, occurrences and developments being individually and collectively referred to as a “Change” or “Changes”) that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger or comply with its obligations under this Agreement, (ii) except as contemplated or required by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and (iii) neither the Company nor any of its Subsidiaries have taken, or committed or agreed to take, any actions that would have been prohibited pursuant to clauses (i), (v), (vi), (ix), (xii), (xiii), (xvi), (xix) and (xxi) of Section 4.01(a) if such covenants had been in effect as of December 31, 2015. Since March 15, 2016 through the date of this Agreement, neither the Company nor any of its Subsidiaries have taken, or committed or agreed to take, any actions that would have been prohibited pursuant to clauses (ii), (iii) or (iv) of Section 4.01(a) if such covenants had been in effect as of March 15, 2016.

(g) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger or comply with its obligations under this Agreement, as of the date hereof (i) there is no suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of the Company, threatened against, or, to the Knowledge of the Company, any pending or threatened material governmental or regulatory investigation of, the Company or any of its Subsidiaries and (ii) there is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed, against the Company or any of its Subsidiaries.

(h) Contracts. Section 3.01(h) of the Company Disclosure Letter sets forth a correct and complete list of the following Contracts (excluding in each case any Company

Benefit Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound as of the date of this Agreement:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract (including any exclusivity Contract) that restricts (other than in an immaterial manner) either the type of business or activities in which the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the locations in which any of them may so engage in any business or activity, including a covenant not to compete with any other Person or acquire or dispose of the securities of another Person;

(iii) any loan, mortgage, note, debenture, bond, indenture, security agreement, guaranty, pledge or other Contract relating to the Indebtedness of the Company or any of its Subsidiaries, in each case in excess of a principal outstanding amount of $10 million, other than any such Contract solely between or among any of the Company and any of its Subsidiaries;

(iv) any Contract that is a governance or operating agreement or organizational document of any material joint venture (in the form of a partnership or otherwise), including the Joint Venture Entities;

(v) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any Contract in connection with the acquisition by the Company or its Subsidiaries of any business or assets that provides for “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that would reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $25 million;

(vii) any Contract that involves aggregate payments by the Company or any of its Subsidiaries of more than $50 million in any fiscal year period or $100 million in the aggregate over the term of such Contract, excluding any such Contract that may be cancelled by the Company, without any penalty or other liability (except for payment obligations in respect of services provided prior to the applicable date of cancellation) to the Company or any of its Subsidiaries, upon notice of 180 days or less;

(viii) (A) any Contract that involves, or is reasonably expected in the future to involve, annual revenues of $100 million or more or (B) any Contract that involves, or is reasonably expected to involve, annual revenues of more than $50 million in any fiscal year period if the Company or its applicable Subsidiaries have not initiated providing services under such Contract as of the date hereof;

(ix) to the extent not covered under Section 3.01(h)(vii) or Section 3.01(h)(viii), any Contract for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, consideration of more than $50 million individually or, with respect to any series of transactions, $100 million in the aggregate, other than, in each case, Contracts for the acquisition of properties or Rights-of-Way contemplated by the CapEx Plan or, in respect of periods prior to those covered by the CapEx Plan, any then-existing capital expenditure plan adopted with respect to the Company at or prior to the time of entry into such Contract;

(x) any Contract that, to the Knowledge of the Company, contains a “most favored nation” or any similar term for the benefit of a third party that restricts (other than in an immaterial manner) the business of the Company or any of its Subsidiaries;

(xi) any Contract that provides for continuing indemnification obligations in excess of $25 million by the Company or any of its Subsidiaries with respect to liabilities in connection with the Company’s or its Subsidiaries’ previous sales of their respective business or assets;

(xii) any Contact under which the Company or any of its Subsidiaries licenses Intellectual Property from a third party, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xiii) any Contract under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its current or former directors, officers, employees or consultants, other than (A) advances or loans to employees for relocation expenses or (B) bonuses to non-executive employees that are subject to repayment by such employees; or

(xiv) any Contract that relates to a Related Party Transaction.

Each such Contract described in Sections 3.01(h)(i) through (xiv) above is referred to herein as a “Material Contract”. Each of the Material Contracts is valid and binding on the Company or any Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true and complete copies of each Material Contract (including all modifications and amendments thereto and waivers thereunder).

(i) Compliance with Law; Permits. Since the Distribution Date, the Company and its Subsidiaries, and, to the Knowledge of the Company, between January 1, 2013 and the Distribution Date, the predecessors of the Company and its Subsidiaries, with respect to the Company Business, are and have been in compliance with and are not and have not been in default under or in violation of any applicable Law, except, in each case, where such non-

compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger or comply with its obligations under this Agreement. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger or comply with its obligations under this Agreement. The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all Governmental Entities, and all rights under any Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices, and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as presently conducted (collectively, “Permits”), except where the failure to have any of the Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Distribution Date, the Company and its Subsidiaries, and, to the Knowledge of the Company, between January 1, 2013 and the Distribution Date, the predecessors of the Company and its Subsidiaries, with respect to the Company Business, are and have been in compliance with the terms and requirements of such Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j) Labor and Employment Matters.

(i) Except as set forth in Section 3.01(j)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar material agreement with a labor union (e.g., memorandum of understanding), labor organization, works council or similar organization. There are no pending or, to the Knowledge of the Company, threatened grievances, arbitration demands, unfair labor practice charges, complaints, or other similar proceedings against the Company that have had and would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, (A) as of the date hereof, there are no union or other labor organizing activities occurring concerning any employees of the Company or any of its Subsidiaries and (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or threatened in writing against the Company or any of its Subsidiaries, except, in the case of each of clauses (A) and (B) of this Section 3.01(j)(i), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2013 through the Distribution Date, to the Knowledge of the Company, the Company has no liability resulting from any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker

Adjustment and Retraining Notification (WARN) Act of 1989, and since the Distribution Date, the Company has not taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the WARN Act or that could otherwise trigger any notice requirement or liability under any state or local layoff or plant closing notice Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) The Company and its Subsidiaries are and have been in compliance with the terms of, and the payment of all amounts due pursuant to, any employment, collective bargaining and independent contract agreements and have been in compliance with all applicable Laws respecting labor, collective bargaining, employment, discrimination, harassment and retaliation in employment, terms and conditions of employment, immigration, payroll, worker classification, wages, hours of work, the collection and payment of withholding or payroll taxes, mandatory social security schemes, workers compensation, unemployment compensation, hours and occupational safety and health and employment practices, other than instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) To the Knowledge of the Company, no employee of the Company at the level of Vice President or above is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, independent contractor or similar agreement affecting or in conflict with the present or proposed business activities of the Company and, to the Knowledge of the Company, no employee of the Company at the level of Vice President or above has taken steps or is otherwise planning to terminate his or her employment with the Company for any reason (or no reason), including the consummation of the transactions contemplated by this Agreement, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(k) Employee Benefit Matters.

(i) Section 3.01(k)(i) of the Company Disclosure Letter sets forth a correct and complete list of each material Company Benefit Plan in effect as of the date of this Agreement. With respect to each such Company Benefit Plan, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan, including any amendment thereto, (B) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (C) each trust, insurance, annuity or other funding Contract related thereto (if any), (D) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (E) the most recent Internal Revenue Service determination letter (if any), (F) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (G) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Company Benefit Plan.

(ii) (A) Each Company Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in all material respects in accordance with its terms and is in material compliance with ERISA, the Code and all other applicable Law, (B) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) each of the Company and its Subsidiaries is in material compliance with ERISA, the Code and all other Law applicable to Company Benefit Plans and (D) each Company Benefit Plan (and any related trust) that is intended to be qualified under section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination or opinion from the Internal Revenue Service.

(iii) Other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, with respect to any Company Benefit Plan (and any related trust or other funding vehicle), (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened, relating to or otherwise in connection with such Company Benefit Plan, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA, and (B) there are no pending or, to the Knowledge of the Company, threatened administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity.

(iv) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity of the Company has, within the past six (6) years, contributed to or been required to contribute to, or has any liability, contingent or otherwise, with respect to any “multiemployer plan” (as defined in section 3(37) of ERISA).

(v) With respect to any Company Benefit Plan that is subject to Title IV of ERISA:

(A) there has been no reportable event (as described in section 4043 of ERISA), excluding any such event for which the 30-day notice requirement has been waived under the regulations for section 4043 of ERISA;

(B) no steps have been taken by the Company to terminate any such plan;

(C) there has been no withdrawal (within the meaning of section 4063 of ERISA) of a “substantial employer” (as defined in section 4001(a)(2) of ERISA);

(D) to the Knowledge of the Company, no event or condition has occurred which constitutes grounds under section 4042 of ERISA for the termination of or the appointment of a trustee to administer any such plan;

(E) to the Knowledge of the Company, no event or condition has occurred which would give rise to liabilities under section 4062(e) of ERISA;

(F) the minimum funding standards of section 412 of the Code have been satisfied, no waiver of the minimum funding standards have been granted and none of the Company or any Commonly Controlled Entity of the Company has requested a funding waiver; and

(G) to the Knowledge of the Company, no event has occurred with respect to any such plan which has resulted or could reasonably be expected to result in a Lien being imposed on the assets of the Company or any Commonly Controlled Entity of the Company.

(vi) Except as set forth in Section 3.01(k)(vi) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has any liability for providing any health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under section 4980(B)(f) of the Code or other similar applicable Law), except for such liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vii) None of the assets of any Company Benefit Plan are invested in employer securities or employer real property. To the Knowledge of the Company, there have been no “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Company Benefit Plan and none of the Company or any Commonly Controlled Entity of the Company has engaged in any prohibited transaction that in each case would result in any material liability to the Company.

(viii) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Requisite Vote or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any material breach or violation of, or material default under, or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan. Except as set forth in Section 3.01(k)(viii) of the Company Disclosure Letter, none of the payments contemplated by the Company Benefit Plans would, in the aggregate, constitute “excess parachute payments” (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof)). None of the Company or any Commonly Controlled Entity of the Company is a nonqualified entity within the meaning of section 457A of the Code.

(ix) Each Company Benefit Plan which constitutes a “group health plan” (as defined in section 607(i) of ERISA or section 4980B(g)(2) of the Code), including any plans of current and former Affiliates which must be taken into account under sections 4980B and 414(t) of the Code or sections 601-608 of ERISA, has been operated in compliance with applicable law, including the continuation coverage requirements of section 4980B of the Code and section 601 of ERISA and the portability and nondiscrimination requirements of sections 9801 and 9802 of the Code and sections 701-707 of ERISA, to the extent such requirements are applicable, in each case, other than instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(x) None of the Company Benefit Plans is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of section 3(40) of ERISA).

(xi) To the Knowledge of the Company, there has been no act or omission that would impair the ability of the Company and its Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Company Benefit Plan, other than the terms of such Company Benefit Plan or in accordance with applicable Law.

(l) Taxes.

(i) Except where the failure of the representations and warranties set forth in this Section 3.01(l)(i) to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(A) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete;

(B) all Taxes of the Company and its Subsidiaries, other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, have been timely paid;

(C) there are no Tax Liens, other than Permitted Liens, on any asset of the Company or any of its Subsidiaries;

(D) as of the date hereof, neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax and there has been no request by a Governmental Entity to execute such a waiver or extension;

(E) as of the date hereof, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress;

(F) as of the date hereof, none of the Company or any of its Subsidiaries (A) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than the Tax Allocation Agreement) or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each of clauses (A) and (B) of this Section 3.01(l)(i)(F), the Company or any of its Subsidiaries is, after the date hereof or after the Closing (as the case may be), liable for any amount of Taxes of another Person (other than the Company or any of its Subsidiaries);

(G) neither the Company nor any of its Subsidiaries has any payments due under the Tax Allocation Agreement;

(H) there are no closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries which are still in effect as of the date of this Agreement;

(I) neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period;

(J) except for Columbia Energy Group, Columbia Remainder Corporation, Columbia Pipeline Group Services Company and Crossroads Pipeline Company, each of the Subsidiaries of the Company is currently (and has been since its respective formation) either (A) properly classified as a partnership for U.S. federal income Tax purposes or (B) properly disregarded as an entity separate from its respective owner for U.S. federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b);

(K) each of the Subsidiaries of the Company that is classified as a partnership for U.S. federal income Tax purposes has in effect a valid election under Section 754 of the Code; and

(L) CPPL is properly classified as a partnership for U.S. federal income Tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, and at least ninety percent (90%) of the gross income of CPPL for each taxable year since its formation has been “qualifying income” within the meaning of Section 7704(d) of the Code.

(ii) Since January 1, 2014, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation,” or has otherwise participated, in a transaction intended to qualify under Section 355 of the Code, other than the Spin-Off.

(iii) None of the Company or any of its Affiliates has taken or failed to take any action that would reasonably be expected to adversely affect the tax-free status of the distribution by NiSource Inc. (“Distributing”) on the Distribution Date of all of the outstanding capital stock of the Company (the “Spin-Off”).

(iv) Tax Allocation Agreement. The Company has delivered to Distributing, pursuant to Section 5.5(e) of the Tax Allocation Agreement, dated as of June 30, 2015, by and between Distributing and the Company (the “Tax Allocation Agreement”), an opinion of its counsel, Sullivan & Cromwell LLP, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the completion of the Merger will not result in any Distribution Taxes (as such term is defined in the Tax Allocation Agreement) (the “Tax Opinion”). As of the date of this Agreement, the Company has delivered to Parent a true and complete copy of the Tax Opinion and written confirmation by Distributing that such Tax Opinion delivered by the Company pursuant to Section 5.5(e) of the Tax Allocation

Agreement is reasonably satisfactory to Distributing. The Tax Opinion has not been withdrawn or revoked, or amended, or modified or supplemented, in any material respect.

(v) Definitions. For purposes of this Agreement, the following terms shall have the meanings assigned below:

(A) “Code” means the Internal Revenue Code of 1986, as amended.

(B) “Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(C) “Taxes” means all forms of taxation or duties imposed by any Governmental Entity, or required by any Governmental Entity to be collected or withheld, including charges, together with any related interest, penalties and other additional amounts.

(m) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) since the Distribution Date, each of the Company and its Subsidiaries and Joint Venture Entities, and, to the Knowledge of the Company, between January 1, 2013 and the Distribution Date, the predecessors of the Company and its Subsidiaries and Joint Venture Entities, with respect to the Company Business, are and have been in compliance with all applicable Environmental Law; (B) as of the date hereof, none of the Company or any of its Subsidiaries or Joint Venture Entities has received any written notice, demand or claim alleging that the Company or any of its Subsidiaries or Joint Venture Entities is in violation of, or has any liability under, any Environmental Law, and to the Knowledge of the Company, no such notice, demand or claim has been threatened; (C) since the Distribution Date, each of the Company and its Subsidiaries and Joint Venture Entities, and, to the Knowledge of the Company, between January 1, 2013 and the Distribution Date, the predecessors of the Company and its Subsidiaries and Joint Venture Entities, with respect to the Company Business, are and have been in possession of, and in compliance with, all Permits required under applicable Environmental Law to conduct the Company Business, and all such Permits are valid and in good standing except where an application for renewal has been timely filed, and no action is pending or, to the Knowledge of the Company, threatened, to revoke, suspend or modify any such Permit; (D) as of the date hereof, there are no claims, suits, actions or proceedings pursuant to any Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or Joint Venture Entities; (E) there have been no releases or threatened releases of Hazardous Materials at or on any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or Joint Venture Entities, in each of the above cases, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or response action by, or result in any liability of, the Company or any of its Subsidiaries or Joint Venture Entities; (F) to the Knowledge of the Company, there has been no exposure of any Person or property to any Hazardous Materials in connection with the Company or any of its Subsidiaries or Joint Venture Entities or the Company Business in excess of relevant exposure standards under

Environmental Laws; (G) none of the Company or any of its Subsidiaries or Joint Venture Entities is subject to any consent decrees, orders, judgments, settlements or compliance agreements that impose any current or future obligations under Environmental Law; (H) to the Knowledge of the Company, none of the Company or any of its Subsidiaries or the Joint Venture Entities has expressly assumed by Contract or otherwise the liability of any other Person under Environmental Law; and (I) no real property currently owned or operated by the Company or its Subsidiaries or Joint Venture Entities, and to the Knowledge of the Company, no real property formerly owned or operated by the Company or its Subsidiaries or Joint Venture Entities, or to which any of the Company or its Subsidiaries or Joint Venture Entities has sent any Hazardous Materials, is listed on, or has been proposed for listing on, the National Priorities List or CERCLIS under CERCLA, or any similar state list.

(n) Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as the Company believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect and all of the premiums due on such policies have been paid by the Company or its Subsidiaries (as applicable), and, to the Knowledge of the Company, no notice of cancellation has been given with respect to any such policy. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and conditions of all insurance policies maintained by or on behalf of the Company and its Subsidiaries, and none of the Company or its Subsidiaries is in default or breach under, or has taken any action that would permit termination or material modification of, any material insurance policies. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all material insurance policies of the Company and its Subsidiaries are sufficient for compliance with all applicable Laws and all Contracts to which the Company or any of its Subsidiaries is bound.

(o) Title to Properties; Rights-of-Way.

(i) Section 3.01(o)(i) of the Company Disclosure Letter sets forth each material parcel of real estate owned by the Company or any of its Subsidiaries as of the date hereof (the “Company Owned Real Property”).

(ii) Section 3.01(o)(ii) of the Company Disclosure Letter sets forth a correct and complete list of all leases (together with all amendments, modifications and other written agreements with respect thereto) with respect to an office that serves as the primary office of at least twenty (20) employees of the Company or any of its Subsidiaries and under which the Company or any Subsidiary thereof is the landlord, sublandlord, tenant, subtenant or occupant as of the date hereof (each, a “Company Real Property Lease” and the property covered thereby, the “Company Leased Real Property”). The Company has made available to Parent true and complete copies of each Company Real Property Lease.

(iii) Subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles, each Company Real Property Lease is valid, binding and enforceable on the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no uncured default under any Company Real Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Company Real Property Lease, except for such notices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have good, valid and enforceable leasehold interests in the Company Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens.

(iv) The Company or one of its Subsidiaries has good and valid title to the Company Owned Real Property free and clear of all Liens, other than Permitted Liens.

(v) Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any SEC Report, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vi) The Company and its Subsidiaries have sufficient rights under their leases relating to the storage of Energy Products, when taken together with the rights of the Company and its Subsidiaries to real property that is owned by the Company and its Subsidiaries relating to the storage of Energy Products, to conduct the Company Business, except where a failure to have such rights would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p) Intellectual Property. Section 3.01(p) of the Company Disclosure Letter contains a correct and complete list, as of the date hereof, of all of the Intellectual Property owned by the Company or any of its Subsidiaries subject to a registration or application therefor.

No such Intellectual Property is material to the operation of the Company Business. To the Knowledge of the Company, the Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the Company Business, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, the operation of the Company Business does not infringe upon or misappropriate any Intellectual Property of any other Person as of the date of this Agreement, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets and other confidential information owned by the Company and its Subsidiaries, except where the failure to take reasonable precautions has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(q) Regulatory Matters.

(i) Neither the Company nor any of its Subsidiaries, all or part of whose rates or services are regulated by a Governmental Entity, (A) has rates which have been or are being collected subject to refund, pending final resolution of any suit, action or proceeding pending before a Governmental Entity or on appeal in a court of competent jurisdiction, or (B) is a party to any suit, action or proceeding before a Governmental Entity or on appeal from orders of a Governmental Entity, in each case, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger or comply with its obligations under this Agreement.

(ii) With respect to the FCC Private Licenses, (A) neither the Company nor any of its Subsidiaries is in “red light” status under the rules and policies of the FCC, (B) none of the FCC Private Licenses is used to provide commercial interconnected voice or data service and (C) none of the FCC Private Licenses was acquired by competitive bidding. Neither the Company nor any of its Subsidiaries holds any FCC-issued authorizations other than the FCC Private Licenses. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the FCC Private Licenses will be terminated, impaired or become terminable, in whole or in part, solely as a result of the Merger and the other transactions contemplated by this Agreement, so long as the FCC has, prior to the Closing, approved the FCC Form 603 application or applications pertaining to the FCC Private Licenses filed by the Company and Ultimate Parent in connection with the Merger and the other transactions contemplated by this Agreement.

(r) Related Party Transactions. None of the Company or any of its Subsidiaries are party to any transaction or arrangement under which any (i) present or former executive officer or director of the Company or any Subsidiary of the Company, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of the Shares or (iii) Affiliate, or “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act), of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act (a “Related Party Transaction”).

(s) Voting Requirements. The affirmative vote of holders of a majority of the outstanding Shares entitled to vote thereon at the Stockholders Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Requisite Vote”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve and consummate the Merger and the other transactions contemplated hereby.

(t) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co. and Lazard Frères & Co. LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true and complete copies of all agreements (including any amendments, waivers or other changes thereto) between the Company (or any of its Subsidiaries) and each of Goldman, Sachs & Co. and Lazard Frères & Co. LLC pursuant to which either such firm would be entitled to any payment relating to the Merger and the other transactions contemplated by this Agreement.

(u) Opinions of Financial Advisors. The board of directors of the Company has received the written opinion (or oral opinion to be confirmed in writing) of (i) Lazard Frères & Co. LLC, dated as of the date of this Agreement, to the effect that, subject to the limitations and assumptions set forth therein, as of such date, the Per Share Merger Consideration to be paid to the holders of Shares (other than Cancelled Shares and Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders, and (ii) Goldman, Sachs & Co., to the effect that, and based upon and subject to the factors, limitations and assumptions set forth therein, as of the date of this Agreement, the Per Share Merger Consideration to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall forward to Parent, solely for informational purposes, a copy of each written opinion promptly following the execution of this Agreement.

(v) State Takeover Statutes. The approval of the board of directors of the Company of this Agreement, the Merger and the other transactions contemplated hereby represents all the action necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated hereby, and no “fair price,” “moratorium,” “control share acquisition” or other state takeover statute or regulation (collectively, “Takeover Statutes”) or any anti-takeover provision in the Company’s organizational documents is applicable to the Company, the Shares, this Agreement, the Merger or the other transactions contemplated hereby.

(w) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.01, each of Parent, US Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent, US Parent or Merger Sub, including any information, documents, projections, forecasts or other material made available to Parent, US Parent or Merger Sub or their Representatives in any virtual data room maintained by or on behalf of the Company or any management presentations in expectation of the transactions contemplated by this Agreement, including with respect to the completeness, accuracy or currency of any such information.

SECTION 3.02. Representations and Warranties of Ultimate Parent, Parent, US Parent and Merger Sub. As an inducement for the Company to enter into this Agreement, except as set forth in the Parent Disclosure Letter (with specific reference to the particular section or subsection of this Agreement to which the information set forth in the Parent Disclosure Letter relates; provided, however, that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to each other section or subsection of this Agreement to which the relevance of such information to such other section or subsection of this Agreement is reasonably apparent), Ultimate Parent, Parent, US Parent and Merger Sub each hereby represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Ultimate Parent, Parent, US Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Law of its respective jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of the organizational documents of each of Ultimate Parent, Parent and US Parent (the “Parent Organizational Documents”) and the comparable organizational documents of Merger Sub, in each case, as in effect as of the date of this Agreement.

(b) Authority; Noncontravention.

(i) Each of Ultimate Parent, Parent, US Parent and Merger Sub has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the Merger, to the delivery by US Parent of the written consent, as sole stockholder of Merger Sub, referenced in Section 5.12. The execution, delivery and performance of this Agreement by Ultimate Parent, Parent, US Parent and Merger Sub and the consummation by Ultimate Parent, Parent, US Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Ultimate Parent, Parent, US Parent and Merger Sub, subject, in the case of the Merger, to the delivery by US Parent of the written consent, as sole stockholder of Merger Sub, referenced in Section 5.12. This Agreement has been duly executed and delivered by each of Ultimate Parent, Parent, US Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Ultimate Parent, Parent, US Parent and Merger Sub, enforceable against each of Ultimate Parent, Parent, US Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The board of directors of each of Ultimate Parent, US Parent and Parent has duly and validly adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, and the board of directors of Merger Sub duly and validly adopted resolutions (A) declaring that it is in the best interests of Merger Sub and its stockholder that Merger Sub enter into this Agreement and consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (B) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger and (C) recommending that the sole stockholder of Merger Sub adopt this Agreement, which resolutions of Ultimate Parent, Parent, US Parent and Merger Sub, in each case, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by Ultimate Parent, Parent, US Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or give rise to any right of notice, acceleration or termination under, or result in the creation of any Lien upon any of the properties or assets of Ultimate Parent, Parent, US Parent or Merger Sub or any of their respective Subsidiaries under, any provision of (A) the Parent Organizational Documents or the comparable organizational documents of any of Parent’s Subsidiaries, including Merger Sub, or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any Contract to which Ultimate Parent, Parent, US Parent or Merger Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to Ultimate Parent, Parent, US Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required, or, in the case of the CFIUS Notice, advisable, to be obtained or made by or with respect to Ultimate Parent, Parent, US Parent or Merger Sub or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by Ultimate Parent, Parent, US Parent and Merger Sub or the consummation by Ultimate Parent, Parent, US Parent and Merger Sub of the Merger, except for (I) the filing of a premerger notification and report form by Ultimate Parent, Parent, US Parent and Merger Sub under the HSR Act and any other filings required or advisable under any applicable foreign antitrust or competition Law, (II) the filing of the CFIUS Notice, (III) the filing with the SEC of such reports under the Exchange Act and the rules and regulations promulgated thereunder, or with the Canadian Securities Commissions, as may be required in connection with this Agreement and the transactions contemplated hereby, (IV) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (V) any filings required under the rules and regulations of the NYSE or the Toronto Stock Exchange, (VI) any consents, approvals, orders, authorizations, registrations, declarations, filings and notices required for Ultimate Parent, Parent, US Parent or Merger Sub to perform their respective obligations under Section 5.02, (VII) the execution and filing of an FCC Form 603 application or applications with the FCC pertaining to the FCC Private Licenses and (VIII) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement.

(c) Litigation. Except as has not prevented, materially delayed or impaired, and would not reasonably be expected to prevent, materially delay or impair, the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement, as of the date hereof, (i) there is no suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding pending or, to the Knowledge of Parent, threatened against, or, to the Knowledge of Parent, any pending or threatened material governmental or regulatory investigation of, Parent or any of its Subsidiaries and (ii) there is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding or, to the Knowledge of Parent, threatened to be imposed, against Parent or any of its Subsidiaries.

(d) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Wells Fargo Securities, LLC, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Ultimate Parent, Parent, US Parent or Merger Sub.

(e) Operations and Ownership of Merger Sub. The authorized capital stock of Merger Sub consists solely of one thousand (1,000) shares of common stock, par value $0.01 per share, one hundred (100) of which are validly issued and outstanding as of the date hereof. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by US Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than those incident to its formation pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) Ownership of Shares. None of Ultimate Parent, Parent, US Parent, Merger Sub or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Ultimate Parent, Parent, US Parent, Merger Sub or any of their respective Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Shares or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Shares, in any case without regard to whether (i) such derivative conveys any voting rights in such securities to such Person, (ii) such derivative is required to be, or capable of being, settled through delivery of securities or (iii) such Person may have entered into other transactions that hedge the economic effect of such derivative.

(g) Acquisition Financing. Parent has delivered to the Company true and complete copies of the executed Debt Commitment Letters pursuant to which the Commitment Parties have committed, subject to the terms and conditions set forth therein, to provide the Debt Financing for the purposes of funding, directly or indirectly, a portion of the consideration for the transactions contemplated by this Agreement and related fees and expenses. The Debt Commitment Letters have not been amended, modified or supplemented in any way since the time of their execution. As of the date of this Agreement, other than the termination of the Equity Bridge Commitment Letter from and after the Equity Financing Closing Date, no amendment, modification or supplement is contemplated to be made to any of the Debt Commitment Letters and none of the obligations and commitments contained in the Debt Commitment Letters have been withdrawn, terminated or rescinded in any respect. Except for the fee letters (complete copies of which have been provided to the Company, but redacted as to rates, fee amounts, monetary thresholds or other economic terms (but not as to any conditions precedent) and excluding (x) the engagement letter delivered in connection with the Debt Financing (which engagement letter does not contain any conditions precedent to the funding of the Debt Financing or other terms that would affect the availability or amount of the Debt Financing) and (y) those fee letters that only include administrative agent’s fees and other fees with respect to the Debt Financing, as of the date of this Agreement, there are no Contracts or other agreements, arrangements, side letters or understandings (whether oral or written) or commitments to enter into agreements, arrangements, side letters or understandings (whether oral or written) to which Parent or its Affiliates is a party related to the Debt Financing other than as expressly contained in the Debt Commitment Letters delivered to the Company on or prior to the date hereof. Ultimate Parent, Parent, US Parent or Merger Sub or any of their respective Affiliates has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letters that are payable on or prior to the date of this Agreement. Assuming that the representations and warranties of the Company set forth in Section 3.01(c)(i) are true and correct in all respects (other than de minimis inaccuracies), the proceeds contemplated by the Debt Commitment Letters, together with other financial resources of Parent and US Parent, including cash on hand and, if applicable in substitution for the Equity Bridge Commitment Letter, the net proceeds of the Equity Financing, will in the aggregate be sufficient for US Parent and the Surviving Corporation to pay the aggregate Per Share Merger Consideration to holders of Shares pursuant to Article II, any repayment or refinancing of indebtedness of the Company required in connection with the Merger or otherwise contemplated by this Agreement or the Debt Commitment Letters, all amounts payable to holders of Company RSUs, Company PSUs and Company Phantom Units pursuant to Article II, and all fees and expenses of Ultimate Parent, Parent, US Parent, Merger Sub and the Surviving Corporation in connection with the Merger, the transactions contemplated hereby and the Debt Financing. The Debt Commitment Letters are (i) the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, (ii) enforceable in accordance with their terms against Parent and, to the Knowledge of Parent, each of the other parties thereto and (iii) in full force and effect. As of the date of this Agreement, (A) no event has occurred that, with or without notice, lapse of time, or both, would or would reasonably be expected to constitute a default or breach under any Debt Commitment Letter on the part of Parent or, to the Knowledge of Parent, any other Person, or result in the failure of any condition precedent under any Debt Commitment Letter to be satisfied, and (B) none of Ultimate Parent, Parent, US Parent or Merger Sub has any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that, other than the termination of the Equity Bridge Commitment Letter from and after the Equity Financing Closing Date, the Debt Financing will not be made available to Ultimate Parent, Parent and US Parent on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letters.

(h) Access to Information. Each of Ultimate Parent, Parent, US Parent and Merger Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition and prospects of the Company and its Subsidiaries and that it and its Representatives have received access to such books, records and facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested for such purposes and that it and its Representatives have had the opportunity to meet with management of the Company to discuss the foregoing, and that it and its Representatives have not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties expressly set forth in Section 3.01.

(i) CFIUS. Since January 1, 2006, none of Ultimate Parent, Parent, US Parent or Merger Sub (i) has been party to a joint voluntary notice to CFIUS that involved entering into any form of mitigation agreement or that was blocked or otherwise barred from proceeding, and (ii) has been party to a joint voluntary notice to CFIUS that was withdrawn prior to CFIUS completing its review and/or investigation. None of Ultimate Parent, Parent, US Parent or Merger Sub, nor any senior officer or member of the board of directors of Ultimate Parent, Parent, US Parent or Merger Sub, (x) has been the subject of U.S., European Union, or United Nations sanctions or (y) has been denied a visa to travel to the U.S.

(j) Compliance with Laws; Permits. Since January 1, 2013, Ultimate Parent, Parent, US Parent, Merger Sub and their Subsidiaries are and have been in compliance with and are not and have not been in default under or in violation of any applicable Law, except, in each case, where such noncompliance, default or violation would not reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement. Since January 1, 2013, none of Ultimate Parent, Parent, US Parent, Merger Sub or their Subsidiaries has received any written notice from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except as would not reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement. Ultimate Parent, Parent, US Parent, Merger Sub and their Subsidiaries are in possession of all Permits, except as would not reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement. All Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement. Since January 1, 2013, Ultimate Parent, Parent, US Parent and Merger Sub are and have been in compliance with the terms and requirements of such Permits, except where the failure to be in compliance would not reasonably be expected to prevent, materially delay or impair the ability of Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger or comply with their respective obligations under this Agreement.

(k) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.02, the Company acknowledges that none of Ultimate Parent, Parent, US Parent, Merger Sub or any other Person on behalf of Ultimate Parent, Parent, US Parent or Merger Sub makes any other express or implied representation or warranty with respect to Ultimate Parent, Parent, US Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01. Conduct of Business Pending the Merger.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as otherwise expressly contemplated by this Agreement, set forth in a specific subsection of Section 4.01(a) of the Company Disclosure Letter responsive to the applicable subsection of this Section 4.01(a) (unless Section 4.01(a) of the Company Disclosure Letter expressly provides that a disclosure contained therein qualifies all subsections of this Section 4.01(a), in which case such disclosure shall qualify all subsections of this Section 4.01(a)), required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve its current business organizations and to preserve in all material respects its relationships and goodwill with Governmental Entities, customers, suppliers, creditors, lessors, lessees, officers and employees and (y) without limiting the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, other than (A) dividends or distributions by a wholly owned Subsidiary of the Company, (B) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (C) regular quarterly cash dividends with customary record and payment dates on the Shares not in excess of the amounts per Share set forth in Section 4.01(a)(i)(C) of the Company Disclosure Letter and (D) regular quarterly cash distributions with customary record and payment dates on the common units of CPPL not in excess of the amounts per common unit set forth in Section 4.01(a)(i)(D) of the Company Disclosure Letter;

(ii) split, combine, subdivide, redeem, reclassify, amend or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests, other than with respect to the capital stock or other equity interests of a wholly owned Subsidiary of the Company;

(iii) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ (including CPPL’s) capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans and (B) the acquisition by the Company of awards granted pursuant to the Company Stock Plans and purchase rights under the Company ESPP in connection with the forfeiture of such awards or rights, in each case that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement;

(iv) issue, deliver, sell, pledge, grant, transfer, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (B) upon the exercise of purchase rights under the Company ESPP and (C) upon the vesting or settlement of Company RSUs, Company PSUs and Company Phantom Units granted under the Company Stock Plans, in the case of each of clauses (B) and (C) of this Section 4.01(a)(iv) that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement;

(v) amend (A) the Company Certificate of Incorporation or the Company Bylaws, (B) other applicable governing instruments of the Company or (C) the comparable organizational documents of any Subsidiary of the Company, other than, in the case of this clause (C), amendments that solely effect ministerial changes to such documents;

(vi) acquire, whether by merger, consolidation, or the purchase of stock, equity interests or assets, any business, a division of any business with a value in excess of $10 million in the aggregate, other than transactions solely between or among (A) the Company and its wholly owned Subsidiaries or (B) CPPL and its wholly owned Subsidiaries;

(vii) sell, license, lease, transfer, assign, divest, cancel, abandon or otherwise dispose of any of its properties, rights or assets (excluding cash) with a value in excess of $10 million in the aggregate (including to CPPL), other than (A) sales or other dispositions of assets to a Person that is not a Subsidiary of the Company in the ordinary course of business consistent with past practice, (B) sales, transfers and dispositions of assets or properties that are obsolete, non-operating or worthless, in each case, as determined in the ordinary course of business consistent with past practice and (C) sales, leases, transfers or other dispositions made in connection with any transaction among (1) the Company and its wholly owned Subsidiaries or (2) a Subsidiary of the Company and such Subsidiary’s wholly owned Subsidiaries;

(viii) incur, redeem, prepay, defease, cancel, assume or, in any material respect, modify, any Indebtedness of the Company or any of its Subsidiaries, or guarantee, assume or endorse or otherwise as an accommodation become responsible for any Indebtedness of another Person, other than (A) Indebtedness incurred under the revolving credit facilities of the Company and CPPL in existence as of the date hereof, (B) prepayments of Indebtedness in the ordinary course of business, including repayments under the revolving credit facilities of the Company and CPPL in existence as of the date hereof, (C) Indebtedness incurred by the Company or a Subsidiary of the Company to the Company or a Subsidiary of the Company in the ordinary course of business consistent with past practice, including, for the avoidance of doubt, Indebtedness among the Company (and its Subsidiaries) and CPPL and its Subsidiaries, and (D) Indebtedness incurred under a commercial paper program (provided that any such amounts shall not exceed availability under the revolving credit facilities of the Company); provided, however, that the Indebtedness incurred pursuant to clauses (A) and (D) above (x) shall be incurred for the purpose of funding capital expenditure projects in compliance with the terms of this Agreement and then-reasonably foreseeable working capital needs of the Company and its Subsidiaries and (y) shall not exceed in the aggregate for any period the amount specified with respect to such period in the table set forth in Section 4.01(a)(viii) of the Company Disclosure Letter;

(ix) make any capital expenditures in the aggregate in excess of $40 million in any three (3) month period, other than (A) expenditures contemplated by the CapEx Plan, (B) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise, and (C) expenditures that the Company reasonably determines are necessary to maintain the safety and integrity of any asset or property in response to any unanticipated and subsequently discovered events, occurrences or developments; provided, however, that the Company will use its reasonable best efforts to consult with Parent prior to making or agreeing to make any capital expenditure referenced in this clause (C);

(x) settle any suit, action, claim, investigation, proceeding or litigation with a Governmental Entity or third party, in each case threatened, made or pending against the Company or any of its Subsidiaries, in excess of $2 million individually or $5 million in the aggregate (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable);

(xi) except as required by Law or pursuant to the terms of any Company Benefit Plan or other written agreement, in each case, in effect on the date hereof, (A) grant to any director, executive officer, employee or consultant any increase in compensation or pay, or award any bonuses or incentive compensation, other than (1) merit increases for select executive officers that were approved by the Compensation Committee in January 2016 which will take effect June 1, 2016, and (2) merit increases for other employees of the Company which will take effect June 1, 2016, in the ordinary course of business consistent with past practice (it being understood that such increases shall not exceed 3% in the aggregate of all salaries or base compensation for such other employees), (B) grant to any current or former director, executive officer or employee any increase in severance, retention or termination pay, (C) grant or amend any equity awards, (D) enter into any new or modify in any material respect any existing consulting agreement with any current or former individual consultant pursuant to which the annual base salary of such individual under such agreement exceeds $250,000, (E) establish, adopt, enter into or amend in any material respect any (1) collective bargaining agreement, (2) Company Benefit Plan, (3) individual employment, change in control and termination, or retention agreement, or (4) other agreement, policy, plan or program which would be a Company Benefit Plan if it was in effect on the date hereof, (F) take any action to accelerate any rights or benefits under any Company Benefit Plan or (G) hire or promote any individual as a Company Employee to a level of Vice President or above without first consulting with and considering in good faith the views of Parent; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants, but excluding any individual severance arrangements) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(xii) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including pursuant to SEC rule or policy, make any material change in accounting methods, principles or practices;

(xiii) other than in the ordinary course of business consistent with past practice, (A) make any change (or file any such change) in any material method of Tax accounting, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes, (D) file any amended Tax Return reflecting a material amount of Taxes or (E) enter into any closing agreement relating to a material amount of Taxes;

(xiv) (A) amend, modify, renew, extend or terminate, or waive any rights under, any Material Contract; provided, however, that the Company and its Subsidiaries shall not be restricted from taking any such action if (1) in the case of a Material Contract that restricts the Company or its Subsidiaries in a manner described in Section 3.01(h)(ii) or Section 3.01(h)(x), (I) such Material Contract is classified as a Material Contract pursuant to Section 3.01(h)(ii) or Section 3.01(h)(x) and is not classified as a Material Contract pursuant to any other subsection of Section 3.01(h), (II) such action would not reasonably be expected to alter the scope or impact of such restriction in a manner that is adverse to the Company or its Subsidiaries (or, after the Effective Time, the Surviving Corporation or its Affiliates) and (III) such action would not cause such Material Contract to be classified as a Material Contract pursuant to any subsection of Section 3.01(h) other than Section 3.01(h)(ii) and Section 3.01(h)(x) (if such action were in effect as of the date of this Agreement) and (2) in the case of any Material Contract not described in clause (1) above, such action would not reasonably be expected to materially diminish the value of such Material Contract in a manner that is adverse to the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Corporation or any of its Affiliates), or (B) enter into any Contract that (1) would be a Material Contract under Section 3.01(h)(ii), Section 3.01(h)(v), Section 3.01(h)(viii), Section 3.01(h)(x), Section 3.01(h)(xiii) or Section 3.01(h)(xiv) if in effect as of the date of this Agreement, (2) is a Significant CapEx Contract or (3) calls for aggregate capital expenditures by the Company or its Subsidiaries of more than $25 million over the term of such Contract that are not contemplated by the CapEx Plan;

(xv)  (A) amend, modify, renew, extend or terminate, or waive any material rights under, any Company Real Property Lease or (B) enter into any Contract that would be a Company Real Property Lease if in effect as of the date of this Agreement;

(xvi) amend, modify or terminate, or waive any rights under, the Tax Allocation Agreement;

(xvii) forgive, cancel, waive or compromise any material debt or material claim of the Company or any of its Subsidiaries, or fail to pay when due any material liability (other than any such liability that is being contested in good faith); provided, however, that this Section 4.01(a)(xvii) shall not restrict the Company or any of its Subsidiaries from amending, modifying, renewing, extending or terminating, or waiving any rights under, any Contract referred to in Section 4.01(a)(xiv), in each case, to the extent such action is not prohibited under Section 4.01(a)(xiv);

(xviii) terminate or permit any material Permit to lapse, other than in accordance with the terms and regular expiration of any such Permit, or fail to apply on a timely basis for any renewal of any renewable material Permit;

(xix) enter into any consent decree or similar agreement that, individually or in the aggregate, is material to the Company and its Subsidiaries, taken as a whole;

(xx) other than in the ordinary course of business or on account of Changes in the insurance industry generally in the United States or elsewhere in the world, make or agree to any material changes to be made to any insurance policies so as to affect the insurance coverage of the Company or any of its Subsidiaries or their respective assets following the Effective Time;

(xxi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries; or

(xxii) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xxi) of this Section 4.01(a).

(b) Treatment of CPPL. Notwithstanding anything to the contrary in this Agreement, the Company’s obligations under Section 4.01(a) to take an action or not to take an action, or to cause its Subsidiaries to take an action or not to take an action, shall, with respect to CPPL and its Subsidiaries, only apply (i) to the extent permitted by the organizational documents and governance arrangements of CPPL and its Subsidiaries, (ii) to the extent the Company is authorized and empowered to bind CPPL and its Subsidiaries and (iii) to the extent permitted by the Company’s or its Subsidiaries’ duties (fiduciary or otherwise) to CPPL or any of its equity holders.

(c) Except as set forth in Section 4.01(c) of the Parent Disclosure Letter, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, Parent and the Company shall not take or permit any of their respective Subsidiaries to take or agree to take any action that would reasonably be expected to prevent, materially impair or delay the consummation of the Merger.

SECTION 4.02. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as permitted by this Section 4.02, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or encourage any, or the making of any, inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data to any Person relating to, any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; or

(iii) otherwise knowingly facilitate any effort or attempt to make any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time the Company Requisite Vote is obtained, the Company may, subject to the Company providing prior notice to Parent, (A) provide information in response to a request therefor by a Person who has made a bona fide written Acquisition Proposal that did not result from a breach of this Section 4.02 if the Company receives from the Person requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal but which shall not prohibit the Company from fulfilling its obligations under this Section 4.02); provided, however, that the Company shall promptly after the execution thereof provide a true and complete copy to Parent of any such confidentiality agreement and any such information to the extent not previously provided to Parent, in each case, redacted, if necessary, to remove the identity of the Person making the proposal or offer; or (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A) or (B) above, the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable Law and (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its outside legal counsel and its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in the first sentence of this Section 4.02(a) by any director, officer, investment banker or attorney of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.02(a) by the Company.

(b) Definitions. For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any proposal or offer (whether or not in writing) from, or public announcement by, any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to any transaction or series of transactions involving (A) any direct or indirect sale, lease, transfer, exchange, acquisition or purchase of any assets or one or more businesses that constitute more than fifteen percent (15%) of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or more than fifteen percent (15%) of the total voting power of any class of equity securities of the Company, (B) any direct or indirect sale, exchange, transfer or other disposition, tender offer or exchange offer or other similar transaction that, if consummated, would result in any Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquiring beneficial or record ownership of more than fifteen percent (15%) of the total voting power of any class of equity securities of the Company, or (C) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes more than fifteen percent (15%) of the net revenues, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole).

(ii)  “Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a breach of this Section 4.02 relating to any acquisition or purchase by a Person or group of Persons of (A) assets that generate more than fifty percent (50%) of the consolidated total revenues of the Company and its Subsidiaries, taken as a whole, (B) assets that constitute more than fifty percent (50%) of the consolidated total assets of the Company and its Subsidiaries, taken as a whole, or (C) more than fifty percent (50%) of the total voting power of the equity securities of the Company, in each case, that the board of directors of the

Company determines in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account (x) the timing and likelihood of consummation of the proposal (including whether such Acquisition Proposal is contingent on receipt of third party financing or is terminable by the acquiring Person or group upon payment of a termination fee), (y) all legal, financial and regulatory aspects of the Acquisition Proposal and (z) the Person or group making the Acquisition Proposal (including in respect of the potential effects of any actions that might be required by any Government Antitrust Entity in connection with the consummation of such transaction), and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger.

(c) No Change in Recommendation or Alternative Acquisition Agreement. Except as set forth in Section 4.02(d), the board of directors of the Company and each committee of the board of directors shall not, and shall not agree or resolve to:

(i) approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) any Acquisition Proposal or any action or public announcement inconsistent with the Company Board Recommendation;

(ii) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation (it being understood that, except as specified in the last sentence of Section 4.02(e), taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification);

(iii) following the date of any Acquisition Proposal or any material modification thereto is first made public or is sent or given to the stockholders of the Company, fail to issue a press release that expressly reaffirms the Company Board Recommendation within five (5) Business Days following Parent’s request that the Company do so (any action set forth in the foregoing Section 4.02(c)(i), Section 4.02(c)(ii) or this Section 4.02(c)(iii), a “Change of Recommendation”);

(iv) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 4.02(a) entered into in compliance with Section 4.02(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or requiring the Company to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated hereby; or

(v) take any action pursuant to which any Person (other than Ultimate Parent, Parent, US Parent, Merger Sub or any of their respective Affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any Takeover Statute or provision in the Company Certificate of Incorporation or any comparable organizational document of a Subsidiary of the Company relating to Acquisition Proposals.

(d) Exceptions. Notwithstanding anything to the contrary set forth in Section 4.02(c), prior to the time the Company Requisite Vote is obtained and so long as the Company is in compliance with Section 4.02(a):

(i) the board of directors of the Company may (A) effect a Change of Recommendation in response to a Superior Proposal that is not otherwise withdrawn at the time of the Change of Recommendation or (B) cause the Company to terminate this Agreement for the purpose of entering into a definitive agreement with respect to a Superior Proposal that is not otherwise withdrawn at the time of such termination (provided that the Company shall have paid the Termination Payment prior to or concurrently with such termination), which definitive agreement the Company shall enter into concurrently with or immediately following such termination, in either case, if and only if the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take any such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the board of directors of the Company may not take any such action unless (1) the Company first provides written notice to Parent (a “Superior Proposal Notice”) advising Parent that the board of directors of the Company intends to either effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.01(c)(i), which notice shall specify the reasons therefor and include the material terms and conditions of the applicable Superior Proposal and attach a copy of the most current draft of any written agreement relating thereto, (2) during the four (4) Business Day period following receipt by Parent of the Superior Proposal Notice (the “Superior Proposal Negotiation Period”) (it being understood that the first Business Day following the day on which a Superior Proposal Notice is received shall be the first day of the Superior Proposal Negotiation Period), the Company negotiates in good faith with Parent and its Representatives, to the extent requested by Parent, with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent; provided, however, that if during any Superior Proposal Negotiation Period there shall occur any subsequent amendment to any material term of the applicable Superior Proposal, the Company shall provide a new Superior Proposal Notice and a new Superior Proposal Negotiation Period shall commence (provided that, with respect to any Superior Proposal, each new Superior Proposal Negotiation Period that commences shall be for a period of four (4) days, except that in no event shall any new Superior Proposal Negotiation Period shorten the four (4) Business Day duration of the first Superior Proposal Negotiation Period) and (3) at or after 5:00 p.m., New York City time, on the last day of the Superior Proposal Negotiation Period, the board of directors of the Company (after consultation with its financial advisor and outside legal counsel) determines that the Superior Proposal would continue to be a Superior Proposal, taking into account any changes to the terms of this Agreement theretofore agreed to by Parent in writing; or

(ii) the board of directors of the Company may effect a Change of Recommendation in response to an Intervening Event (an “Intervening Event Recommendation Change”), if and only if the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that, in light of such Intervening Event, the failure of the board of directors of the Company to effect such an Intervening Event Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the board of directors of the Company may not make such an Intervening Event Recommendation Change unless (A) the Company first provides written notice to Parent advising Parent that the board of directors of the Company intends to effect an Intervening Event Recommendation Change, which notice shall specify the reasons therefor, (B) during the four (4) Business Day period following receipt by Parent of such notice (the “Intervening Event Negotiation Period”) (it being understood that the first Business Day following the day on which such notice is received shall be the first day of the Intervening Event Negotiation Period), the Company negotiates in good faith with Parent and its Representatives, to the extent requested by Parent, with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent and (C) at or after 5:00 p.m., New York City time, on the last Business Day of the Intervening Event Negotiation Period, the board of directors of the Company (after consultation with its financial advisor and outside legal counsel) determines that the failure to effect an Intervening Event Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law, taking into account any changes to the terms of this Agreement theretofore agreed to by Parent in writing. “Intervening Event” means an event, fact, occurrence, development or circumstance that was not known to the board of directors of the Company as of the date of this Agreement (or if known, the consequences of which were not known to the board of directors of the Company as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequences thereof constitute an Intervening Event.

(e) Certain Permitted Disclosure. Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or any of its Subsidiaries from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal or Change of Recommendation or (ii) making any disclosure to its stockholders if the board of directors of the Company or any of its Subsidiaries determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable Law; provided, however, that (A) solely in the case of clause (ii) above, if such disclosure would be a breach of Section 4.02(c) but for the provisions of this Section 4.02(e), such disclosure shall be deemed to be a breach of Section 4.02(c) and (B) if such disclosure constitutes the taking of any of the actions set forth in Section 4.02(c)(i) or Section 4.02(c)(ii), such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 7.01(d)(i). For the avoidance of doubt, the issuance by the Company or the board of directors of the Company of a “stop, look and listen” communication as contemplated by Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to its stockholders) in which the Company indicates that the board of directors of the Company has not changed the Company Board Recommendation shall not constitute a Change of Recommendation.

(f) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the Persons referred to in the first sentence of this Section 4.02(f) of the obligations undertaken in this Section 4.02 and in the Confidentiality Agreement. The Company also agrees that it will promptly request of each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(g) Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any information relating to the Company or any of its Subsidiaries or otherwise in connection therewith is requested from, or any discussions or negotiation are sought to be initiated or continued with, the Company or any of its Representatives indicating, in connection with such notice, except as provided in Section 4.02(a), the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). The Company shall (i) keep Parent informed, on a reasonably prompt basis, of the status and terms of any such inquiries, indications of interest, proposals or offers (including any changes to the terms and conditions thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified and (ii) provide to Parent as soon as reasonably practicable (and, in any event, within twenty-four (24) hours of receipt or delivery thereof) true and complete copies of all written material (including draft agreements) specifying the material terms and conditions of such Acquisition Proposal exchanged between the Company, its Subsidiaries or its Representatives, on the one hand, and the Person making such Acquisition Proposal, on the other hand.

(h) Takeover Statute. No Change of Recommendation shall change or otherwise affect the approval of the board of directors of the Company for purposes of causing any Takeover Statute to be inapplicable to the Merger and the other transactions contemplated hereby.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Proxy Statement; Stockholders Meeting.

(a) As promptly as practicable after the date of this Agreement (but, in any event, no later than thirty (30) days after the date of this Agreement), the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). Subject to Section 4.02, the Proxy Statement will include the Company Board Recommendation. The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. As promptly as practicable after the date of this Agreement, Parent, US Parent and Merger Sub will furnish all information concerning themselves and their Affiliates that is required to be included in the Proxy Statement. The Company, Parent, US Parent and Merger Sub agree that none of the information supplied by each of them or any of their respective Subsidiaries (as applicable) for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) If, at any time prior to the Stockholders Meeting, any information relating to the Company, Parent, US Parent or any of their respective Affiliates, officers or directors is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement or the other filings shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Notwithstanding anything to the contrary in this Section 5.01(b), prior to filing or mailing the Proxy Statement or making the other filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall (i) provide Parent a reasonable opportunity to review and comment on such document or response and shall consider such comments in good faith in accordance with Section 5.02(a) and (ii) promptly provide Parent with a copy of all such filings and responses made with the SEC. The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable.

(c) The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(d) The Company will take, in accordance with applicable Law, the Company Certificate of Incorporation and the Company Bylaws, all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of Shares (the “Stockholders Meeting”) as promptly as reasonably practicable after the execution of this Agreement, for the purpose of obtaining the Company Requisite Vote, regardless of whether the board of directors of the Company determines at any time that this Agreement is no longer advisable, recommends that the stockholders of the Company reject this Agreement or any other Change of Recommendation has occurred; provided, however, that the Company, acting in good faith after consulting with its outside legal counsel, may postpone or adjourn the Stockholders Meeting (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (ii) to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Stockholders Meeting consistent with SEC guidance and applicable Law, (iii) if the Company reasonably believes that (A) it is necessary and advisable to do so in order to solicit additional proxies in order to obtain the Company Requisite Vote, whether or not a quorum is present or (B) it will not have sufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting (but in the case of clause (B), the date of the Stockholders Meeting is not to be postponed or adjourned more than an aggregate of fifteen (15) calendar days) or (iv) as may be required by applicable Law. Subject to Section 4.02, the board of directors of the Company shall recommend the adoption of this Agreement and the approval of the transactions contemplated by this Agreement and shall use its reasonable best efforts to solicit from the stockholders of the Company proxies in favor of this Agreement and the transactions contemplated by this Agreement.

SECTION 5.02. Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Ultimate Parent and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity, including any Government Antitrust Entity and the FCC, in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Subject to applicable Law relating to the exchange of information, Ultimate Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Ultimate Parent or the Company, as the case may be, and any of their respective Subsidiaries and stockholders, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity, including any Government Antitrust Entity and the FCC, in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement and any information provided to any Government Antitrust Entity). Such cooperation shall include, to the extent permitted by Law, providing copies of all such documents or filings prior to filing and considering all reasonable additions, deletions and changes suggested in connection therewith. In exercising the foregoing rights, each of the Company and Ultimate Parent shall act reasonably and as promptly as practicable. Each such party will promptly inform the other party of any oral communication with, and provide copies of written communications with, any Governmental Entity with respect to any such filings or any such transaction. No party hereto will independently participate in any formal meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting, and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto related to proceedings under the HSR Act and other antitrust Laws; provided, however, that Ultimate Parent, after prior, good faith consultation with the Company, and after considering in good faith the Company’s views and comments, shall have the principal responsibility for devising and implementing the strategy for satisfying the condition set forth in Section 6.01(c) in accordance with the terms of this Section 5.02. Unless Ultimate Parent provides prior written consent (which consent may be withheld in Ultimate Parent’s sole discretion), the Company will not, and will cause its Subsidiaries not to, offer, accept, agree to or commit to agree to terms, conditions, liabilities, obligations, commitments, sanctions or restrictions or to take any action imposed upon or otherwise affecting, directly or indirectly, Ultimate Parent, the Company or any of their respective Subsidiaries, in connection with the consents, registrations, approvals, permits and authorizations necessary to be obtained from any Government Antitrust Entity in order to consummate the Merger or any Governmental Entity in connection with obtaining the CFIUS Clearance.

(b) Information. The Company and Ultimate Parent each shall, upon request by the other, furnish the other with all information concerning itself and its Subsidiaries, directors, officers and stockholders, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Ultimate Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Status. Subject to applicable Law and as required by any Governmental Entity, the Company and Ultimate Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Ultimate Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Ultimate Parent shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d) Antitrust Matters. Subject to Section 5.02(f) and the other terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 5.02, each of the Company (in the case of Section 5.02(d)(i)) and Ultimate Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) (A) make all filings required under the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement, (B) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other materials received by each of them or any of their respective subsidiaries from the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Entity in respect of such filings or such transactions and (C) cooperate with each other in connection with any such filing as described in Section 5.02(a);

(ii)  all actions necessary to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the agreement by Ultimate Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of the Company or Ultimate Parent or their respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) if, after a reasonable period of time to permit Ultimate Parent to consult with and engage in discussions with the relevant Government Antitrust Entity and to permit the relevant Government Antitrust Entity to consider the matters so consulted upon and discussed, such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any suit, action or proceeding in any forum or (y) issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Government Antitrust Entity; and

(iii) in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger, all actions (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by Section 5.02(d)(ii)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation as promptly as practicable.

(e) CFIUS. Subject to Section 5.02(f), in connection with and without limiting the generality of Section 5.02(a), each of Ultimate Parent and the Company shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain the CFIUS Clearance. Such reasonable best efforts shall include, promptly after the date hereof, making or causing to be made any draft and final CFIUS Notices required in accordance with 31 C.F.R. Part 800 and the other requirements of the DPA, which draft CFIUS Notice shall in any event be made within ten (10) calendar days hereof, unless the parties hereto agree in writing otherwise, and after prompt resolution of all questions and comments received from CFIUS on such draft, shall prepare and submit the final CFIUS Notice, which shall in any event be made within five (5) calendar days of the date of submission of the draft CFIUS Notice or receipt of comments from CFIUS, whichever occurs first, unless the parties agree in writing otherwise. Such reasonable best efforts shall also include providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement, within the time periods specified by 31 C.F.R. §800.403(a)(3), or otherwise provided by CFIUS, without the need to request an extension of time. Each of Ultimate Parent and the Company shall, in connection with the efforts to obtain the CFIUS Clearance, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi); and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any in-person meetings with CFIUS, in each of clauses (i), (ii) and (iii) of this Section 5.02(e), subject to confidentiality considerations contemplated by the DPA or required by CFIUS. Notwithstanding any disclosure set forth in Section 4.01(c) or Section 5.02(e) of the Parent Disclosure Letter, but subject to Section 5.02(f), with respect to Ultimate Parent and its Subsidiaries, such reasonable efforts shall also include agreeing to any action, condition or restriction required by CFIUS in connection with the CFIUS Clearance (including entering into any mitigation agreement with CFIUS as may be required) in order to receive the CFIUS Clearance as promptly as reasonably practicable and in any event prior to the sixth (6th) Business Day prior to September 17, 2016, unless Parent, US Parent and Merger Sub have irrevocably waived the condition set forth in Section 6.02(d) prior to such date (and, in the case of such waiver, none of Ultimate Parent or its Affiliates shall have any further obligations under this Section 5.02(e)). Except as set forth in Section 5.02(e) of the Parent Disclosure Letter and subject to this Section 5.02(e), neither Ultimate Parent nor the Company shall take or permit any of its Subsidiaries or Affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Clearance. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the covenants and agreements set forth in Section 5.02(a), this Section 5.02(e) and Section 5.02(f) constitute the sole obligations of the parties with respect to the efforts required to obtain the CFIUS Clearance.

(f) Efforts. Nothing contained in this Section 5.02 shall be deemed to require (and reasonable best efforts will in no event require) Ultimate Parent or its Subsidiaries to offer, accept, agree to or commit to agree to any terms, conditions, liabilities, obligations, commitments, sanctions or restrictions or to take any action imposed upon or otherwise affecting, directly or indirectly, Ultimate Parent, the Company or any of their respective Subsidiaries, in connection with obtaining the permits, consents, approvals, clearances and authorizations of any Governmental Entities, that would reasonably be expected to, individually or in the aggregate, net of any benefits arising out of or related to the taking of such action or the making of such agreement, have a material adverse effect on (i) the business, condition (financial or otherwise), assets, properties, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the business, condition (financial or otherwise), assets, properties, liabilities, operations or results of operations of Ultimate Parent and its Subsidiaries, taken as a whole (except that, solely for purposes of this Section 5.02(f)(ii), Ultimate Parent and its Subsidiaries, taken as a whole, shall be deemed to be the same size as the Company and its Subsidiaries, taken as a whole); provided, however, that for purposes of this Section 5.02(f), any Laws of general applicability to which the Company or any of its Subsidiaries are subject and to which Ultimate Parent or any of its Subsidiaries become subject as a condition to, or by reason of, the consummation of the Merger shall not be taken into account in determining whether there has been a material adverse effect on the business, condition (financial or otherwise), assets, properties, liabilities, operations or results of operations of Ultimate Parent and its Subsidiaries, taken as a whole.

(g) Notification. Parent and the Company shall give prompt notice to the other party of (i) any representation or warranty made by the Company or Parent, US Parent or Merger Sub becoming untrue or incorrect such that the condition set forth in Section 6.02(a) or Section 6.03(a), as the case may be, could not be satisfied or (ii) the failure of the Company or Parent, US Parent or Merger Sub to perform any obligation to be performed by such party under this Agreement such that the condition set forth in Section 6.02(b) or Section 6.03(b), as the case may be, could not be satisfied; provided, however, that no such notification or failure to provide such notification shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 5.03. Access and Reports; Confidentiality.

(a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Company’s and its Subsidiaries’ officers, employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided, however, that no investigation pursuant to this Section 5.03(a) shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) disclose any privileged information of the Company or any of its Subsidiaries or (iii) permit any invasive environmental testing or sampling at any property. All requests for information made pursuant to this Section 5.03(a) shall be directed to the executive officer or other Person designated by the Company.

(b) The Company shall provide to Parent (i) a copy of the completed actuarial report that is available for the most recently completed fiscal year for each pension plan subject to Title IV of ERISA; and (ii) a copy of each Internal Revenue Service determination or opinion letter application submitted for any plan intended to be qualified under Section 401(k) of the Code, in each case as soon as practicable (but no later than fifteen (15) Business Days) after such items become available to the Company.

(c) Each of Parent, US Parent and Merger Sub will comply with the terms and conditions of that certain letter agreement, dated as of November 9, 2015, between Parent and the Company (including Addendum No. 1 thereto, dated January 28, 2016, and as the same may be amended from time to time, the “Confidentiality Agreement”), and will hold and treat, and will cause their respective Representatives to hold and treat, in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent, US Parent or Merger Sub in connection with the transactions contemplated by this Agreement (including pursuant to Section 5.03(a)) in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 5.04. Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

SECTION 5.05. Publicity. The initial news releases regarding the Merger shall each be reasonably agreed upon by the Company and Parent and thereafter the Company and Parent each shall (a) consult with each other prior to issuing any news releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, (b) provide to each other for review a copy of any such news release or public announcement and (c) not issue any such news release or public statement prior to providing the other party with a reasonable period of time and a reasonable opportunity to review and comment on such news release or public statement, except, in each case, as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. Prior to making any material, broad-based written communications to the employees of the Company or its Subsidiaries that primarily relate to the Merger and the other transactions contemplated by this Agreement, the Company shall use its reasonable best efforts to provide Parent with a copy of the intended communication (other than communications that are substantially similar to communications previously provided to Parent pursuant to this Section 5.05) and provide Parent with a reasonable period of time to review and comment on such communication.

SECTION 5.06. Employee Matters.

(a) Following the Effective Time and until December 31, 2017 (the “Continuation Period”), US Parent shall provide or shall cause the Surviving Corporation to provide the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time, other than any individual covered by a collective bargaining agreement (the “Company Employees”) and who continue employment during such time period with (i) annual base compensation no less than the annual base compensation provided to such Company Employees immediately prior to the Effective Time; (ii) annual target cash incentive amounts that are no less than the annual target cash incentive amounts provided to such Company Employees immediately prior to the Effective Time; and (iii) severance benefits that are no less favorable than the severance benefits provided to such Company Employees immediately prior to the Effective Time. US Parent shall, or shall cause the Surviving Corporation to, maintain during the Continuation Period, without any amendment or modification thereto that would affect Company Employees who are eligible for such Company Benefit Plans immediately prior to the Effective Time, a level of benefits for such Company Employees that are no less favorable in the aggregate than the level of benefits provided immediately prior to the Effective Time solely as it relates to benefits provided under the Company Benefit Plans set forth in Section 5.06(a) of the Company Disclosure Letter; provided, however, that US Parent and the Surviving

Corporation may amend such Company Benefit Plans as required to comply with applicable Law.

(b) Without limiting the generality of Section 5.06(a), from and after the Effective Time, US Parent shall, or shall cause the Surviving Corporation to, assume and honor each of the agreements as set forth in Section 5.06(b) of the Company Disclosure Letter, as in effect at the Effective Time with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law in accordance with the terms of such Company Benefit Plans; provided, however, that following the Effective Time, Parent, US Parent or Surviving Corporation may exercise its discretion to provide written notice of termination of such agreements pursuant to their terms as they relate to any subsequent change in control. In addition, US Parent shall assume and honor all collective bargaining agreements to which the Company or any of its Subsidiaries is a party as required by the terms thereof.

(c)  With respect to all plans maintained by Parent, US Parent, the Surviving Corporation or their respective Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, level of benefits and vesting (but not for benefit accrual under any defined benefit pension plan), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, US Parent, the Surviving Corporation or any of their respective Subsidiaries, in each case, to the extent such service would have been recognized by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.06(a), US Parent shall, or shall cause the Surviving Corporation to, use all commercially reasonable efforts to waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, US Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. US Parent shall, or shall cause the Surviving Corporation to, use all commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) Prior to the Closing, the Company shall adopt an amendment to the 401(k) Savings Plan contingent upon and effective as of the Closing, to terminate the Company stock fund and remove Company stock as an investment alternative under the 401(k) Savings Plan and to make such amendments as are necessary to accomplish the foregoing. The Company shall provide Parent a reasonable opportunity to review and comment on any amendment to be made pursuant to this Section 5.06(e) and, subject to plan fiduciary obligations, shall not adopt any amendment without the prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(f) The provisions of this Section 5.06 are solely for the benefit of the parties to this Agreement, and no other Person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Section 5.06, and no provision of this Section 5.06 shall create such rights in any such Persons. No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent, US Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan) or (iv) as an amendment or modification of the terms of any Company Benefit Plan.

SECTION 5.07. Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

SECTION 5.08. Indemnification, Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (in each case, only in connection with the Indemnified Party’s service as a director or officer of the Company or any of its Subsidiaries) (collectively, the “Indemnified Parties”) from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, suit, action, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated by this Agreement.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.08(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this Section 5.08(b) to pay for only one (1) firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause US Parent to cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage that are not, in the aggregate, less favorable than the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company or the Surviving Corporation expend or, in case of the Surviving Corporation, be required to expend, for such “tail” insurance policies an aggregate premium amount in excess of two hundred and fifty percent (250%) of the annual premiums currently paid by the Company for the D&O Insurance. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause US Parent to cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage that are not, in the aggregate, less favorable than the coverage provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause US Parent to cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six (6) year period with benefits and levels of coverage that are not, in the aggregate, less favorable than the coverage provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent, US Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of two hundred and fifty percent (250%) of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving

Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent, US Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge with or into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent, US Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.08.

(e) The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 5.08 shall be in addition to any rights such Indemnified Parties may have under the Company Certificate of Incorporation, Company Bylaws and the comparable organizational documents of any of the Company’s Subsidiaries, or under any applicable Contracts or Law.

SECTION 5.09. Financing.

(a) The Company agrees to, and shall use its reasonable best efforts to cause its Subsidiaries and its and their respective Representatives to, use their respective reasonable best efforts to provide, at Parent’s expense, such assistance with the Financing as is reasonably requested by Parent. Such assistance shall include the following: (i) participation by senior management of the Company and its Subsidiaries in, and commercially reasonable assistance with, the preparation of rating agency presentations and lender and underwriter presentations, prospectuses, and meetings with prospective lenders, underwriters, and rating agencies, including participation by senior management in underwriter due diligence sessions; (ii) timely delivery to Parent and its financing sources and similar persons of financial statements and other information regarding the Company and its Subsidiaries reasonably requested by Parent (including unaudited quarterly and audited year-end consolidated financial statements, and French translations thereof, of each of the Company and its Subsidiaries as, when and to the extent prepared, in each case, to the extent required under applicable securities Laws to be included in any prospectus or prospectus supplement for the Financing (which shall not include in any event any separate financial statements of any of the Company’s Subsidiaries)); (iii) reasonable participation by appropriate senior management of the Company in the negotiation of the documentation evidencing the Financing; provided, however, that the effectiveness of any definitive documentation executed by the Company or its Subsidiaries shall be subject to the consummation of the transactions contemplated by this Agreement; (iv) using commercially reasonable efforts to take such actions as are reasonably requested by Parent or the financing sources to facilitate the satisfaction on a timely basis of any conditions precedent to obtaining the Financing relating to the Company or its Subsidiaries, including providing all documentation or other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act, and providing reasonable access to Ultimate Parent, Parent, their respective Affiliates and their respective financing sources, including access to data rooms and websites, for purposes of completing any customary diligence requests (subject to entry by the financing sources into customary confidentiality undertakings); (v) taking all actions as may be reasonably requested by Parent in connection with the repayment of any existing Indebtedness of the Company or any of its Subsidiaries to be paid off or otherwise settled, in Parent’s discretion, in connection with the transactions contemplated in this Agreement, including using commercially reasonable efforts to provide customary payoff letters and Lien releases (subject, in each case, to receipt of funds from Parent sufficient to make any such repayment); (vi) using its commercially reasonable efforts to cause its independent auditors to cooperate with the Financing (including participation in underwriter due diligence sessions and the preparation and timely delivery to Ultimate Parent, Parent or their respective Affiliates of customary long form comfort letters and consents in connection with any prospectus offering) and to provide any reports of such auditors; (vii) using its commercially reasonable efforts to ensure that the Financing benefits from the existing material lender relationships of the Company and its Subsidiaries; and (viii) providing such information as may be necessary so that any and all information provided under this Section 5.09(a) is, to the extent required under applicable securities Laws in disclosure expressly provided by the Company and its Subsidiaries for use in any prospectus or prospectus supplement, complete and correct in all material respects and does not and will not contain any misrepresentation (as defined in the Securities Act (Alberta)) or any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading. The Company hereby consents to the use of all of the Company’s and its Subsidiaries’ logos in connection with the Financing; provided, however, that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Notwithstanding any provision in this Section 5.09(a) to the contrary, nothing in this Section 5.09(a) shall require (A) any cooperation to the extent that it would unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (B) the Company or any of its Subsidiaries to enter into any instrument or Contract, or agree to any change or modification to any instrument or Contract or take any action with respect to its existing Indebtedness, prior to the occurrence of the Closing that would be effective if the Closing does not occur, (C) the Company, any of its Subsidiaries or their respective boards of directors (or equivalent bodies) to adopt any resolution, grant any approval or authorization or otherwise take any corporate or similar action approving the Financing, (D) the Company or any of its Subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing or (E) the Company or any of its Subsidiaries to provide pro forma financial statements or pro forma adjustments reflecting (x) the Financing or any description of all or any component of the Financing or (y) the transactions contemplated or required hereunder (it being understood that the Company shall use reasonable best efforts to assist Ultimate Parent or Parent in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and its Subsidiaries and required in connection with the Financing). Ultimate Parent or Parent shall (i) promptly reimburse the Company for all reasonable out-of-pocket costs or expenses (including reasonable and documented costs and expenses of counsel and accountants, other than accounting costs associated with regular financial reporting by the Company) incurred by the Company, its Subsidiaries and their Representatives in connection with any cooperation provided for in this Section 5.09, and (ii) indemnify and hold harmless the Company and its Subsidiaries and each of their respective officers, directors, employees, agents, Representatives, successors and assigns from and against any and all claims, losses, damages, fees, costs and expenses (including fees and expenses of counsel and accountants) suffered or incurred as a result of, or in connection with, any cooperation provided pursuant to this Section 5.09 or the Financing or any information used in connection therewith (unless resulting from the bad faith, willful misconduct or gross negligence of the Company or any of its Subsidiaries or arising out of a material misrepresentation (as defined in the Securities Act (Alberta)) or a material misstatement in or failure to state a material fact pertinent to the information provided by or on behalf of the Company or its Subsidiaries pursuant to this Section 5.09(a)).

(b) Notwithstanding anything to the contrary contained in this Agreement, except for claims against the Financing Sources Related Parties by Parent pursuant to any of the Debt Commitment Letters (and any definitive documents related thereto), (i) none of the parties hereto nor any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any of the Financing Sources Related Parties, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any of the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (ii) none of the Financing Sources Related Parties shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any of the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

(c)  Parent, US Parent and Ultimate Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letters, including using their respective reasonable best efforts to (i) maintain in effect the Debt Commitment Letters, (ii) negotiate any definitive agreements with respect thereto on terms and conditions contemplated by the Debt Commitment Letters, (iii) satisfy on a timely basis all conditions to funding under the Debt Commitment Letters, (iv) consummate the Debt Financing at or prior to the Closing on the terms and conditions set forth in the Debt Commitment Letters and (v) enforce their rights under the Debt Commitment Letters; provided that (A) Parent and US Parent shall not be required to consummate the Debt Financing to the extent the commitments thereunder are reduced in accordance with the terms thereof by the net cash proceeds from (x) asset sales or (y) the issuance of debt or equity securities received and retained by Ultimate Parent and its Subsidiaries prior to the Closing and (B) Parent may terminate the Equity Bridge Commitment Letter from and after the Equity Financing Closing Date. Ultimate Parent, Parent and US Parent shall use their respective reasonable best efforts to refrain from taking, directly or indirectly, any action that could reasonably be expected to result in a failure of any of the conditions contained in the

Debt Commitment Letters or in any definitive agreement related to the Debt Financing. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing.

(d)  If any portion of the Debt Financing becomes unavailable (other than, for certainty, the termination of the financing contemplated by the Equity Bridge Commitment Letter from and after the Equity Financing Closing Date) or Ultimate Parent, Parent or US Parent becomes aware of any event or circumstance that makes, or would reasonably be expected to make, any portion of the Debt Financing unavailable on the terms and conditions contemplated in the Debt Commitment Letters (other than, for certainty, the termination of the financing contemplated by the Equity Bridge Commitment Letter from and after the Equity Financing Closing Date), Parent shall promptly notify the Company, and Ultimate Parent, Parent or US Parent shall use their respective reasonable best efforts to arrange and obtain alternative financing from alternative financial institutions on terms not materially less favorable to Ultimate Parent, Parent, US Parent and their Subsidiaries than in the Debt Financing (the “Alternative Financing”) in an amount, when added to Parent’s and US Parent’s existing cash on hand and any proceeds from any equity or similar offering (whether or not consummated), sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event. Ultimate Parent, Parent and US Parent shall deliver to the Company true, correct and complete copies of all agreements entered into in connection with the Alternative Financing promptly following the execution thereof; provided, however, that Ultimate Parent, Parent and US Parent shall be permitted to redact rates, fee amounts, monetary thresholds or other economic terms (but not any conditions precedent), and exclude those fee letters which only include administrative agent’s fees and other fees, from any fee letters required to be delivered pursuant to this sentence.

(e) If any of the Debt Commitment Letters are amended, replaced, supplemented or otherwise modified, including as a result of obtaining Alternative Financing in accordance with Section 5.09(d), or if Ultimate Parent, Parent or US Parent substitute other financing for all or a portion of the Debt Financing, Ultimate Parent, Parent and US Parent shall comply with their respective covenants in Section 5.09(a), Section 5.09(c), Section 5.09(d) and this Section 5.09(e) with respect to the Debt Commitment Letters as so amended, replaced, supplemented or otherwise modified and with respect to such other financing to the same extent Ultimate Parent, Parent and US Parent would have been obligated to comply with respect to the Debt Financing, as applicable.

(f) Ultimate Parent, Parent, US Parent and Merger Sub acknowledge and agree that the obtaining of any financing is not a condition to the Closing.

SECTION 5.10. Certain Continuing Operations. Following the Effective Time and until the second (2nd) anniversary of the Closing Date, Parent shall, and shall cause US Parent and its Subsidiaries to, use commercially reasonable efforts to (a) maintain substantial operations, and manage division-related headquarter functions of the Surviving Corporation and its Subsidiaries, in Charleston, West Virginia and (b) maintain employment levels and a community presence in operating centers in West Virginia, Ohio, Virginia, Kentucky, and Pennsylvania that are substantially comparable to such employment levels and community presence prior to the Effective Time.

SECTION 5.11. Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.12. US Parent Consent. Immediately following the execution of this Agreement, US Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

SECTION 5.13. Merger Sub and Surviving Corporation Compliance. Parent shall cause US Parent, and US Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 5.14. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

SECTION 5.15. Control of Operations. Without limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement will give either party, directly or indirectly, the right to control, direct or influence the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 5.16. Stockholder Litigation. The Company shall advise Parent promptly in writing of any suit, action or proceeding brought by any stockholder of the Company or any other Person against the Company or its directors or officers arising out of or relating to this Agreement or the transactions contemplated by this Agreement and shall keep Parent reasonably informed regarding any such matter. The Company shall not settle any such stockholder litigation without Parent’s consent, not to be unreasonably withheld or delayed, except for any such settlement that (a) requires payments by the Company that are, in aggregate, less than or equal to the amount set forth in Section 5.16 of the Company Disclosure Letter, (b) provides for an unconditional release of all claims against the Company, Ultimate Parent and their respective Subsidiaries by the Persons (including any class) bringing such suit, action or proceeding and (c) imposes no other liability or other post-Closing obligations on the Company or any of its Subsidiaries other than the payments of the amounts set forth in the applicable settlement agreement.

SECTION 5.17. Transition Planning. Subject to applicable Law and any guidance or requirements by Government Antitrust Entity, Parent and the Company shall discuss in good faith and cooperate with respect to transition and post-Merger integration matters, including the planning and preparing for the implementation thereof. Promptly following the date of this Agreement, Parent and the Company will each designate one or more Persons to a working committee for the purpose of discussing, planning and implementing such transition and post-Merger integration matters. Subject to applicable Law, the Company will allow Parent a reasonable opportunity to participate in person or via teleconference in its regular monthly meetings of its Program Manager Office (or such other successor office that discusses companywide capital expenditure plans and material growth projects on a regular basis) (the “PMO”) regarding any updates and developments with respect to its capital expenditure plans and material growth projects or other such meetings of its PMO that discuss any material updates and developments with respect to its capital expenditure plans and material growth projects; provided, however, that the foregoing is not intended to allow Parent to participate in meetings of the individuals responsible for a specific growth project during which those individuals develop recommendations for the PMO. Promptly following the date of this Agreement, Parent will designate one or more Persons who will participate in such meetings. The Company will give reasonable prior notice to such designees of any such meetings and make available any material for such meetings reasonably prior to such meetings or, to the extent not provided in advance to the members of the PMO, on the same basis as provided to such members. The Company will consider in good faith reasonable comments made by such designees, and make available its EVP and Chief Operating Officer in order to provide such designees a reasonable opportunity for follow-up questions regarding the matters discussed at such meetings.

SECTION 5.18. Registration Rights Agreement. The Company shall use its reasonable best efforts to have the Form S-4 with respect to the Exchange Offer declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Exchange Offer. The Company shall, as promptly as practicable after the receipt thereof, provide Parent with true and complete copies of any written comments with respect to the Form S-4 received from the SEC and provide Parent with true and complete copies of all filings made with the SEC. The Company will advise Parent, promptly after it receives notice thereof, of the time when the Form S-4 has become effective and of the issuance of any stop order or any request by the SEC for an amendment of the Form S-4. The Company shall commence the Exchange Offer as promptly as practicable following the date upon which the Form S-4 becomes effective and shall use its reasonable best efforts to ensure that the Exchange Offer is consummated no later than May 1, 2016.

SECTION 5.19. Other Transactions. The Company agrees that for the purpose of facilitating Parent’s integration planning in connection with the Merger, upon reasonable prior written request by Parent, the Company shall, subject to applicable Laws and the Tax Allocation Agreement, use its commercially reasonable efforts to effect, as of, or to the extent determined by Parent to be necessary (and only to such extent) immediately prior to, the Effective Time, (a) the modification of the Company’s cash pooling arrangements involving the Company and any of its Subsidiaries and (b) the settlement of any intercompany loans between the Company and any of its Subsidiaries, or between any of the Company’s Subsidiaries (each, a “Pre-Closing Reorganization”); provided, however, that the Company shall not be required to effect any Pre-Closing Reorganization or take any other action (or fail to take any action) pursuant to this

Section 5.19 if the Company determines in good faith that such Pre-Closing Reorganization or any other action (or failure to take any action) would, or would reasonably be expected to, (i) where such Pre-Closing Reorganization is required to be completed prior to the Effective Time, have any adverse effect on the Company or any of its Subsidiaries or the Company’s securityholders in the event the Closing does not occur or otherwise have any adverse effect in more than a de minimis manner on the Company’s or any of its Subsidiaries’ relationships or goodwill with third parties (through contract or otherwise), including Governmental Entities, customers, suppliers and creditors or (ii) impede or delay the completion of the Merger or the receipt of any governmental approvals or consents necessary to satisfy, or the satisfaction of, any condition to the obligations of the parties set forth in Article VI. Parent shall promptly provide written notice to the Company of any proposed Pre-Closing Reorganization and, notwithstanding anything in this Section 5.19 to the contrary, the Company shall not be required to complete any proposed Pre-Closing Reorganization not requested by Parent in writing at least ten (10) Business Days (or such longer period as may be required to cause such action to be taken without delaying the Closing) prior to the anticipated Closing Date. Parent and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Closing Date all documentation necessary and to take all such other actions as are reasonably necessary to give effect to any Pre-Closing Reorganization in accordance with this Section 5.19. Parent agrees to waive any breach of a representation, warranty, covenant or agreement by the Company where such breach is a result of an action taken by the Company in good faith pursuant to a Pre-Closing Reorganization requested by Parent in accordance with this Section 5.19. Parent and Merger Sub acknowledge and agree that no failure by the Company to perform its obligation under this Section 5.19 shall be deemed to be a failure to satisfy the condition for the performance of its obligations, agreements and covenants under this Agreement as set forth in Section 6.02(b) or otherwise delay the Closing. Where any Pre-Closing Reorganization requested by Parent under this Section 5.19 occurs prior to the Effective Time and the Merger is not completed, Parent shall promptly indemnify and hold the Company and its Subsidiaries harmless from and against any and all direct and indirect liabilities, losses, damages, claims, costs, expenses, fees (including advisor fees), interest, Taxes (including any Taxes imposed with respect to the accrual or receipt of any indemnification payment pursuant this sentence and any withholding Taxes required to be remitted by the Company or any of its Subsidiaries), judgments and penalties suffered or incurred (currently or in the future) by the Company or any of its Subsidiaries in connection with or as a result of any such Pre-Closing Reorganization.

ARTICLE VI

CONDITIONS

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote;

(b) Orders. No Governmental Entity of competent jurisdiction shall have enacted, entered, promulgated or enforced any Law, executive order, ruling, injunction or other order

(whether temporary, preliminary or permanent) (collectively, “Orders”) that is in effect and permanently or preliminarily restrains, enjoins or otherwise prohibits the consummation of the Merger; and

(c) Antitrust Consent. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted.

SECTION 6.02. Additional Conditions to Obligations of Parent, US Parent and Merger Sub. The obligations of Parent, US Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.01(d)(i) (Authority), and Section 3.01(f)(i) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 3.01(c)(i) (Capital Structure) shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct (other than de minimis inaccuracies) as of such earlier date); (iii) the representations and warranties of the Company set forth in Section 3.01(b)(i) (Subsidiaries) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (iv) each of the other representations and warranties of the Company set forth in Section 3.01 shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iv), where the failure of any such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied;

(d) CFIUS Clearance. Parent shall have received the CFIUS Clearance; and

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Change or Changes that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Ultimate Parent, Parent, US Parent and Merger Sub set forth in Section 3.02(b)(i) (Authority) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date; and (ii) each of the other representations and warranties of Ultimate Parent, Parent, US Parent and Merger Sub set forth in Section 3.02 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

(b) Performance of Obligations of Ultimate Parent, Parent, US Parent and Merger Sub. Each of Ultimate Parent, Parent, US Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII

TERMINATION

SECTION 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote is obtained:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before September 17, 2016 (the “Termination Date”); provided, however, that if the condition set forth in Section 6.01(c) shall not have been satisfied at such time, the Termination Date shall automatically be extended without any action on the part of the parties, for two (2) additional three (3) month periods (all such extensions not to exceed six (6) months in the aggregate); provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party that shall have breached in any material respect its obligations under this Agreement and such breach shall have been the principal cause of or resulted in the failure of the Merger to be consummated on or before such date (it being understood that for purposes of this Section 7.01(b)(i), any breach by Ultimate Parent, Parent, US Parent or Merger Sub shall be deemed a breach by Parent);

(ii) if the Company Requisite Vote shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement of the Stockholders Meeting taken in accordance with this Agreement; or

(iii) if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided, however, that a party may not terminate this Agreement pursuant to this Section 7.01(b)(iii) if such party (and in the case of Ultimate Parent, Parent, US Parent or Merger Sub) has not complied in all material respects with its obligations under Section 5.02;

(c) by the Company:

(i) at any time prior to the time the Company Requisite Vote is obtained, in order to enter into a definitive agreement with respect to a Superior Proposal in compliance with Section 4.02(d)(i); provided, however, that no termination of this Agreement pursuant to this Section 7.01(c)(i) shall be effective unless prior to or concurrently with such termination, the Company pays the Termination Payment pursuant to Section 7.02; or

(ii) if (A) there has been a breach of any representation or warranty made by Parent, US Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement or (B) Ultimate Parent, Parent, US Parent or Merger Sub shall have breached or failed to perform their covenants or other agreements contained in this Agreement, such that with respect to (A) or (B) (1) a condition set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied and (2) such breach, condition or failure to perform is not curable or, if curable, is not cured by or within the earlier of (x) forty-five (45) days after written notice thereof is given by the Company to Parent and (y) the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(ii) if the Company is then in material breach of any of its representations, warranties, covenants or other agreements hereunder;

(d) by Parent:

(i) if (A) there shall have occurred a Change of Recommendation, (B) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement or (C) the Company shall have materially breached its obligations under Section 4.02(a); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company Requisite Vote shall have been obtained; or

(ii) if (A) there has been a breach of any representation or warranty made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement or (B) the Company shall have breached or failed to perform its covenants or other agreements contained in this Agreement, such that with respect to (A) or (B) (1) a condition set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied and (2) such breach, condition or failure to perform is not curable or, if curable, is not cured by or within the earlier of (x) forty-five (45) days after written notice thereof is given by Parent to the Company and (y) the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(ii) (I) if any of Ultimate Parent, Parent, US Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or other agreements hereunder (it being understood that for purposes of this Section 7.01(d)(ii), any breach by Ultimate Parent, Parent, US Parent or Merger Sub shall be deemed a breach by each of Ultimate Parent, Parent, US Parent and Merger Sub) or (II) due to a breach by the Company of its obligations under Section 4.02 if the Company Requisite Vote shall have been obtained and such breach occurred solely during the period prior to the Company Requisite Vote having been obtained.

SECTION 7.02. Effect of Termination and Abandonment.

(a) Except as provided in this Section 7.02, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of any party hereto (or of any of its Representatives or Affiliates), except as provided in the provisions of Section 5.03(b) (Confidentiality), Section 5.07 (Expenses), this Section 7.02 and Article VIII (Miscellaneous), which provisions shall survive such termination; provided, however, that (i) no such termination shall relieve any party hereto of any liability for fraud or any Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity; and (ii) if a Termination Payment or Expense payment (or both) is required to be paid pursuant to this Section 7.02, Parent’s right to the Termination Payment or Expense payment (or both) from the Company pursuant to this Section 7.02 and any additional amounts pursuant to Section 7.02(d) shall be the sole and exclusive remedies of Parent, US Parent, Merger Sub and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, and upon payment of such amount, none of the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the other transactions contemplated by this Agreement, except that nothing in this clause (ii) shall relieve any of the aforementioned Persons of any liability for fraud or any Willful Breach of the representations, warranties, covenants or agreements set forth in this Agreement prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(c)(i);

(ii) (A) this Agreement is terminated (x) by Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii) or (y) by Parent pursuant to Section 7.01(d)(ii), (B) prior to the termination pursuant to Section 7.01(b)(i), the Stockholders Meeting or the breach or failure to perform giving rise to Parent’s right to terminate under Section 7.01(d)(ii), as the case may be, an Acquisition Proposal shall have been made to the Company or board of directors of the Company or publicly announced or disclosed and not have been withdrawn and (C) within twelve (12) months of such termination, the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(d)(i);

then, in each case, the Company shall pay Parent, as consideration for the disposition of rights acquired under this Agreement, an aggregate amount equal to $309 million (the “Termination Payment”) by wire transfer of immediately available funds (1) in the case of a payment required by Section 7.02(b)(i), on the date of termination of this Agreement, (2) in the case of a payment required by Section 7.02(b)(ii), on the earlier of the date of the definitive agreement or the date of consummation referred to in Section 7.02(b)(ii)(C) (or, if later, the date of the termination of this Agreement) and (3) in the case of a payment required by Section 7.02(b)(iii), within five (5) Business Days of the date of termination of this Agreement; provided, however, that the Termination Payment shall be reduced by the amount of any Expenses the Company has paid to Parent pursuant to Section 7.02(c) prior to the date on which the Termination Payment is required to be paid pursuant to this Section 7.02(b). The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Payment on more than one occasion. For purposes of Section 7.02(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 4.02(b)(i), except that all references to fifteen percent (15%) therein shall be deemed to be references to fifty percent (50%).

(c) In the event that:

(i) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(ii); or

(ii) (A) this Agreement is terminated (x) by Parent or the Company pursuant to Section 7.01(b)(i) or (y) by Parent pursuant to Section 7.01(d)(ii), and (B) prior to the termination pursuant to Section 7.01(b)(i) or the breach or failure to perform giving rise to Parent’s right to terminate under Section 7.01(d)(ii), as the case may be, an Acquisition Proposal shall have been made to the Company or board of directors of the Company or publicly announced or disclosed and not have been withdrawn;

then, in each case, the Company shall pay Parent an aggregate amount equal to the amount of all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by Parent and its Affiliates or on behalf of Parent or its Affiliates in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to the Merger and the other transactions contemplated by this Agreement, in an amount not to exceed $40 million (the “Expenses”), by wire transfer of immediately available funds within five (5) Business Days of the date of termination of this Agreement. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Expenses on more than one occasion. For purposes of Section 7.02(c)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 4.02(b)(i), except that all references to fifteen percent (15%) therein shall be deemed to be references to fifty percent (50%).

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties hereto would not enter into this Agreement. In the event that any payment required to be made pursuant to this Section 7.02 is not paid by the date so required, such amount payable shall bear interest from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain any payment required to be made pursuant to this Section 7.02, Parent commences a suit, action or proceeding that results in judgment for Parent for such amount, the Company shall pay to Parent all reasonable out-of-pocket costs and expenses of Parent (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, action or proceeding.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article VIII.

SECTION 8.02. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto (in the case of the Company or Merger Sub, by action of their respective boards of directors) may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective parties. Notwithstanding anything to the contrary, Section 5.09 (Financing), this Section 8.02 (Modification or Amendment), Section 8.08 (Parties in Interest), Section 8.09 (Governing Law), Section 8.11 (Specific Enforcement; Consent to Jurisdiction) and Section 8.12 (WAIVER OF JURY TRIAL) (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to any financing sources of the Company without the prior written consent of the such financing sources.

SECTION 8.03. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and specifically referencing this Agreement. The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 8.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Ultimate Parent, Parent, US Parent or Merger Sub, to:

TransCanada Pipelines Limited

450 — 1st Street SW

Calgary, Alberta  T2P 5H1

Canada

Fax No.:                                                 (403) 920-2467

Attention:                                         Christine R. Johnston

Vice-President, Law and Corporate Secretary

Email:                                                            christine_johnston@transcanada.com

with a copy to (which shall not constitute notice):

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Fax No.:                                                 (312) 706-8183

Attention:                                         Marc F. Sperber

Andrew J. Noreuil

Email:                                                            msperber@mayerbrown.com

anoreuil@mayerbrown.com

if to the Company, to:

Columbia Pipeline Group, Inc.

5151 San Felipe St, Suite 2500

Houston, TX 77056

Fax No.:                                                 (713) 386-3710

Attention:                                         Robert E. Smith

SVP and General Counsel

Email:                                                            bobsmith@cpg.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Fax No.:                                                 (212) 558-3588

Attention:                                         Joseph B. Frumkin

George J. Sampas

Email:                                                            frumkinj@sullcrom.com

sampasg@sullcrom.com

SECTION 8.05. Definitions. Capitalized terms used in this Agreement have the meanings specified in Annex I.

SECTION 8.06. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement or the Company Disclosure Letter to information or documents being “provided”, “made available” or “disclosed” to Parent or its Affiliates, such information or documents that are so identified and (i) included in the SEC Reports filed at least three (3) Business Days prior to the date of this Agreement, (ii) furnished prior to the date of this Agreement in the “data room” maintained by the Company and to which access has been granted to Parent and its Representatives or (iii) otherwise provided in writing (including electronically) to Parent or its Affiliates, in each case, to the extent not redacted, shall be deemed to be “provided,” “made available” or “disclosed.”

(d) When a reference is made in this Agreement or the Parent Disclosure Letter to information or documents being provided, made available or disclosed to the Company or its Affiliates, such information or documents shall include any information or documents (i) contained in forms, statements, certifications, reports and other documents filed or furnished with the SEC since January 1, 2013, (ii) furnished prior to the execution of this Agreement in the “data room” maintained by Parent and to which access has been granted to the Company and its Representatives or (iii) otherwise provided in writing (including electronically) to the Company or its Affiliates.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(f) Any Contract, instrument or statute defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or statute as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(g) References to a Person are also to its permitted successors and permitted assigns.

(h) Where this Agreement states that a party “shall”, “will” or “must” perform in some manner, it means that the party is legally obligated to do so under this Agreement.

(i) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(j) All references herein to “dollars” or “$” shall mean United States dollars, other than references to “CDN$”, which shall mean Canadian dollars.

SECTION 8.07. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original but all of which taken together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.08. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) after the Effective Time, with respect to the provisions of Section 5.08 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) after the Effective Time, the rights of the holders of Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) after the Effective Time, the rights of the holders of Company RSUs, Company PSUs and Company Phantom Units to receive the payments contemplated by the applicable provisions of Section 2.02(a), Section 2.02(b) and Section 2.02(c), in each case, in accordance with the terms and conditions of this Agreement and (d) solely with respect to the provisions of Section 3.02(g) (Acquisition Financing), Section 5.09 (Financing), Section 8.02 (Modification or Amendment), this Section 8.08 (Parties in Interest), Section 8.09 (Governing Law), Section 8.11 (Specific Enforcement; Consent to Jurisdiction) and Section 8.12 (WAIVER OF JURY TRIAL), the

Financing Sources Related Parties shall be express third-party beneficiaries and shall be entitled to expressly rely on and enforce the provisions of such Sections. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.03 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 8.09. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal Law and judicial decisions of the State of Delaware applicable to agreements executed and performed entirely within such State, regardless of the Law that might otherwise govern under applicable principles of conflicts of Law thereof.

SECTION 8.10. Entire Agreement; Assignment. This Agreement (including the Exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties hereto. Any purported assignment in contravention of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 8.11. Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that they each shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of Section 5.02 or Section 5.09 by (i) in the case of the Company, Ultimate Parent, Parent, US Parent or Merger Sub and to cause Ultimate Parent, Parent, US Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby, including to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions set forth in this Agreement and (ii) in the case of Ultimate Parent, Parent, US Parent and Merger Sub, the Company and to cause the Company to consummate the Merger and the other transactions contemplated hereby, including to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions set forth in this Agreement. Each of the parties hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity (it being understood that nothing in this sentence shall prohibit the parties hereto from raising other defenses to a claim for specific performance or other equitable relief under this Agreement). Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Each of the parties hereto irrevocably (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), in connection with any matter based upon or arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement or the actions of Ultimate Parent, Parent, US Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) consents to service being made through the notice procedures set forth in Section 8.04. Each of the Company, Ultimate Parent, Parent, US Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.04 shall be effective service of process for any suit, action or proceeding in connection with this Agreement or the transactions contemplated hereby. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.11, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 8.11 is solely for the purpose referred to in this Section 8.11 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

SECTION 8.12. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.12.

SECTION 8.13. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 8.14. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Ultimate Parent, Parent, US Parent and Merger Sub when due.

SECTION 8.15. Disclosure Letters. Certain items and matters are listed in the Company Disclosure Letter and the Parent Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter and the Parent Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any section or subsection of the Company Disclosure Letter and the Parent Disclosure Letter shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Company Disclosure Letter and the Parent Disclosure Letter, as applicable. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract or Law in the Company Disclosure

Letter and the Parent Disclosure Letter shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

[Signature pages follow]

IN WITNESS WHEREOF, the Company, Ultimate Parent, Parent, US Parent and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

TRANSCANADA PIPELINES LIMITED

By:	/s/ Russell K. Girling
	Name:	Russell K. Girling
	Title:	President and Chief Executive Officer

By:	/s/ Donald R. Marchand
	Name:	Donald R. Marchand
	Title:	Executive Vice-President, Corporate Development and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

TRANSCANADA PIPELINE USA LTD.

By:	/s/ Brandon M. Anderson
	Name:	Brandon M. Anderson
	Title:	President

By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President and Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

TAURUS MERGER SUB INC.

By:	/s/ Brandon M. Anderson
	Name:	Brandon M. Anderson
	Title:	President

By:	/s/ Christine R. Johnston
	Name:	Christine R. Johnston
	Title:	Vice-President and Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

and, solely for purposes of Section 3.02, Section 5.02, Section 5.09 and Article VIII,

TRANSCANADA CORPORATION

By:	/s/ Russell K. Girling
	Name:	Russell K. Girling
	Title:	President and Chief Executive Officer

By:	/s/ Donald R. Marchand
	Name:	Donald R. Marchand
	Title:	Executive Vice President, Corporate Development and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

COLUMBIA PIPELINE GROUP, INC.

By:	/s/ Robert C. Skaggs, Jr.
	Name:	Robert C. Skaggs, Jr.
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX I

DEFINITIONS

(a) The following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York or the City of Toronto are required or authorized to be closed.

“Canadian Securities Commissions” means the securities commission or similar Governmental Entity in each of the provinces and territories of Canada.

“CapEx Plan” means the Company’s capital expenditures plan (including intra-year month-to-month changes in capital expenditures contemplated therein) set forth in Annex I to the Company Disclosure Letter.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.

“CERCLIS” means the Comprehensive Environmental Response, Compensation, and Liability Information System maintained by the United States Environmental Protection Agency pursuant to CERCLA.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means that any of the following shall have occurred: (i) the thirty (30) day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the parties shall have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such thirty (30) day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and parties shall have received written notice from CFIUS that either the transactions contemplated hereby do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the transactions contemplated hereby; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“CFIUS Notice” means a joint voluntary notice with respect to the transactions contemplated by this Agreement prepared by Ultimate Parent, Parent, US Parent and Merger Sub and the Company and submitted to CFIUS in accordance with the requirements of the DPA.

“Commitment Parties” means each of Royal Bank of Canada, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank and Wells Fargo Bank, N.A.

“Commonly Controlled Entity” means, with respect to a Person, any other Person or entity that, together with such first Person, is treated as a single employer under Section 414 of the Code.

“Company Benefit Plan” means, whether or not material, any (i) pension plan (as defined in section 3(2) of ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (ii) “employee benefit plan” (within the meaning of section 3(3) of ERISA), (iii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Stock Plans), (iv) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (v) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity of the Company (A) for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity of the Company had or has any present or future liability, other than any (x) “multiemployer plan” (within the meaning of section 3(37) of ERISA) or (y) plan, program, policy or arrangement mandated by applicable Law.

“Company Business” means the business of the Company and its Subsidiaries as conducted on the date of this Agreement, including any expansion or modification contemplated by the Company’s business plan as of the date of this Agreement, a copy of which is set forth in Annex II to the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by the Company to Parent, US Parent and Merger Sub.

“Company ESPP” means the Columbia Pipeline Group, Inc. Employee Stock Purchase Plan.

“Company Stock Plans” means the Columbia Pipeline Group, Inc. 2015 Omnibus Plan, including all sub-plans and award agreements thereunder and all Company Phantom Unit award agreements, as amended.

“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“CPPL” means Columbia Pipeline Partners LP, a Delaware limited partnership.

“Debt Commitment Letter” means, collectively, (i) the executed asset sale bridge commitment letter from the Commitment Parties in favor of Parent and (ii) the Equity Bridge Commitment Letter.

“Debt Financing” means the financing contemplated by the Debt Commitment Letters, pursuant to which, and in accordance with the terms and subject to the conditions thereof, the Commitment Parties have committed to lend the amounts set forth therein to Parent and US Parent for the purpose of funding the transactions contemplated by this Agreement; provided that, from and after the Equity Financing Closing Date, if the Equity Bridge Commitment Letter has been terminated in accordance with its terms, “Debt Financing” shall not include the financing contemplated by the Equity Bridge Commitment Letter for all purposes hereof.

“Distribution Date” means July 1, 2015.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the amendments under the Omnibus Trade and Competitiveness Act of 1988 and the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. App. 2170) and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Environmental Law” means any Law (including common law) concerning (i) pollution or protection of the environment or natural resources, including ambient air, soil, subsurface strata, surface water or groundwater, sediment, flora and fauna, including those relating to investigation, clean up and remediation of Hazardous Materials; (ii) the exposure of any Person to Hazardous Materials; (iii) relating to the use, treatment, storage, manufacture, processing, transportation, handling, disposal, release or threatened release of any Hazardous Material; or (iv) imposing liability with respect to any of the foregoing, including CERCLA or any other Law of similar effect.

“Equity Bridge Commitment Letter” means the executed equity bridge commitment letter from the Commitment Parties in favor of Parent.

“Equity Financing” means the proposed public offering by Ultimate Parent of subscription receipts expected to be announced on the date hereof for aggregate gross proceeds of CDN $4.2 billion.

“Equity Financing Closing Date” means the date upon which the net proceeds from the Equity Financing have been paid by the Underwriters and deposited in escrow in accordance with the terms of the underwriting agreement to be entered into between Ultimate Parent and the Underwriters relating to the Equity Financing or, if the Equity Financing is not completed for any reason, the closing date of any subsequent offering of equity securities carried out by Ultimate Parent or Parent as an alternative to the Equity Financing resulting in the same or greater amount of gross proceeds.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Offer” has the meaning set forth in Section 1 of the Registration Rights Agreement.

“FCC” means the Federal Communications Commission.

“FCC Private Licenses” means FCC-issued authorizations in the Industrial/Business Pool, Microwave Industrial/Business Pool and Coastal Group held by the Company or any of its Subsidiaries for the purpose of operating stations for transmission of communications in connection with the conduct of the Company Business and regulated pursuant to Parts 80 and 90 of the FCC’s rules.

“Financing” means, collectively, the Debt Financing, the Equity Financing and the Parent Subsequent Financings.

“Financing Sources Related Parties” means the Underwriters, the Commitment Parties and any lender or prospective lender, underwriter, lead arranger, arranger, agent or representative of or to Parent or US Parent, and their respective Affiliates, and their respective officers, directors, employees, agents, successors and assigns.

“Government Antitrust Entity” means each and every Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Law.

“Hazardous Materials” means any substance, pollutant, chemical, waste or material, whether solid, liquid or gas, defined or regulated as hazardous, acutely hazardous, toxic, carcinogenic, infectious, reactive, corrosive, ignitable or flammable, or that is otherwise subject to regulation as harmful under, or that could reasonably be expected to result in liability pursuant to, any applicable Environmental Law currently in effect, including petroleum, petroleum products, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

“Indebtedness” means, with respect to any Person, (i) any indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) any obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (iv) any obligations as lessee under capitalized leases (or leases that are required by GAAP to be capitalized), “synthetic” leases or conditional sale or other title retention agreements, (v) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities that have been drawn, (vi) obligations under any interest rate, currency or other hedging agreements, or (vii) any guaranty, keep well agreement or other agreement to maintain any financial condition of another person, in each case with respect to indebtedness or obligations of the type described in clauses (i) through (vi) above, or any arrangement having the economic effect of any of the foregoing.

“Intellectual Property” means all (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, in each case, to the extent that it qualifies as a trade secret under applicable Law and (v) all other intellectual property rights recognized by applicable Law.

“Joint Venture Entities” means each of Hardy Storage Company, LLC, Millennium Pipeline Company, L.L.C. and Pennant Midstream, LLC.

“Knowledge” means (i) with respect to the Company, the actual knowledge of any of the Persons set forth in Section 8.05 of the Company Disclosure Letter and (ii) with respect to Parent, US Parent or Merger Sub, the actual knowledge of any of the Persons set forth in Section 8.05 of the Parent Disclosure Letter, in each case following reasonable inquiry.

“Material Adverse Effect” means any Change that has a material adverse effect on the business, financial condition, assets, properties, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole, but excluding any Change, to the extent resulting from: (i) Changes in the economy in the United States, including as a result of changes in geopolitical conditions, (ii) Changes in the Energy Product (as defined below) gathering, processing, treating, transportation, storage and marketing industries or related products and services (including those due to actions by competitors and including any change in the prices of natural gas, crude oil, refined petroleum products, other hydro carbon products, natural gas liquids and products produced from the fractionation of natural gas liquids (collectively, “Energy Products”)), (iii) Changes in the financial, debt, capital, credit or securities markets generally in the United States, including changes in interest rates, (iv) any Change in the stock price, trading volume or credit rating of the Company or any of its Subsidiaries or any failure by the Company to meet published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period, (v) Changes or prospective Changes in Law, legislative or political conditions or policy or practices of any Governmental Entity after the date hereof, (vi) Changes or prospective Changes in applicable accounting regulations or principles or interpretations thereof after the date hereof, (vii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other natural disasters, (viii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or the other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners or employees of the Company and its Subsidiaries, or any action taken or requirements imposed by any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement, (ix) any action taken or omitted to be taken by the Company (A) at the request of Parent, which action or omission by the Company is not required under the terms of this Agreement or (B) which action or omission by the Company is required for the Company to comply with the terms of this Agreement but for which the Company shall have requested Parent’s consent to permit the Company’s non-compliance and Parent shall not have granted such consent, or (x) the creditworthiness or financial condition of any customer or other commercial counterparty of the Company or any of its Subsidiaries; except (x) in the cases of clause (i), (ii), (iii), (v), (vi) or (vii)

of this definition, to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect) and (y) that clause (iv) shall not prevent or otherwise affect a determination that any Changes (not otherwise excluded from the definition of Material Adverse Effect) underlying such Changes or failures constitute or contribute to a Material Adverse Effect.

“NYSE” means the New York Stock Exchange.

“Parent Disclosure Letter” means the disclosure letter dated as of the date of this Agreement delivered by Parent to the Company.

“Parent Subsequent Financing” means any public or private offering of debt, equity or hybrid securities by Ultimate Parent, Parent or any other Subsidiary of Ultimate Parent, or by TransCanada Trust initiated by Ultimate Parent, Parent or any other such Subsidiary of Ultimate Parent or by TransCanada Trust between the date of this Agreement and the Closing Date for which disclosure regarding the Company or participation by the Company of the type contemplated in Section 5.09(a) is (i) required by or advisable under applicable Law or (ii) necessary or customary in order to carry out such offering.

“Permitted Liens” means (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Company and its Subsidiaries as presently conducted; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) easements, rights-of-way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Company and its Subsidiaries, taken as a whole; (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty; (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Company and its Subsidiaries; (vi) Liens not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property; (vii) Liens that are disclosed on the most recent consolidated balance sheet of the Company included in the SEC Reports or notes thereto or securing liabilities reflected on such balance sheet; (viii) Liens arising under or pursuant to the organizational documents of the Company or any of its Subsidiaries; (ix) grants to others of Rights-of-Way, surface leases or crossing rights and amendments, modifications, and releases of Rights-of-Way, surface leases or crossing rights in the ordinary course of business; (x) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Company or any of its Subsidiaries otherwise has access, between the parties thereto; (xi) Liens resulting from any facts or circumstances relating to Parent or any of its Affiliates; (xii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased

Real Property as presently operated; and (xiii) with respect to the Company Leased Real Property, Liens arising from any Company Real Property Lease.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Registration Rights Agreement” means the Registration Rights Agreement by and among the Company, the subsidiary guarantors, listed on the signature pages thereto, and J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc. and Scotia Capital (USA) Inc., as representatives of the initial purchasers, dated as of May 22, 2015.

“Significant CapEx Contract” means a Contract for capital expenditures that (i) is not in existence as of the date of this Agreement and (ii) is entered into with any member or members of a Supplier Group that, upon entry into such Contract, such Supplier Group would have Contracts that were not in existence as of the date of this Agreement with the Company or any of its Subsidiaries that call for aggregate capital expenditures by the Company and its Subsidiaries of more than $100 million in any fiscal year period or $200 million in the aggregate over the terms of such Contracts.

“Subsidiary” means, with respect to any Person, (i) any other Person (other than a partnership, joint venture or limited liability company) of which more than fifty percent (50%) of the total voting power of shares of stock or other equity interests entitled to vote in the election of directors, managers or trustees is at the time of determination owned or controlled, directly or indirectly, by such first Person and (ii) any partnership, joint venture or limited liability company of which (A) more than fifty percent (50%) of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person, whether in the form of membership, general, special or limited partnership interests or otherwise or (B) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity. For the avoidance of doubt, (1) CPPL and CPG OpCo LP and their respective Subsidiaries are Subsidiaries of the Company and (2) the Joint Venture Entities and their respective Subsidiaries are not Subsidiaries of the Company.

“Supplier Group” means, collectively, any supplier, vendor or service provider of the Company or any of its Subsidiaries and all Affiliates of such supplier, vendor or service provider, solely to the extent the Company becomes aware of such affiliations after reasonable inquiry.

“Underwriters” means the syndicate of securities dealers engaged by Ultimate Parent to conduct the Equity Financing.

“Willful Breach” means (i) with respect to any covenants or other agreements contained in this Agreement, a breach of this Agreement that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of this Agreement and (ii) with respect to any representation or warranty contained in this Agreement, a party’s actual knowledge, or knowledge that a reasonable Person making such representation or warranty under the circumstances should have, that such representation or warranty is untrue or inaccurate. For the avoidance of doubt, the failure of a party hereto to consummate the Closing when required pursuant to Section 1.02 shall be a Willful Breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition Proposal	Section 4.02(b)(i)
Agreement	Preamble
Alternative Acquisition Agreement	Section 4.02(c)(iv)
Alternative Financing	Section 5.09(d)
Book-Entry Share	Section 2.03(b)(i)
Cancelled Shares	Section 2.01(a)
Certificate of Merger	Section 1.03
Change	Section 3.01(f)
Change of Recommendation	Section 4.02(c)(iii)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 3.01(l)(v)(A)
Company	Preamble
Company Board Recommendation	Section 3.01(d)(i)
Company Bylaws	Section 3.01(a)
Company Certificate of Incorporation	Section 3.01(a)
Company Employees	Section 5.06(a)
Company Leased Real Property	Section 3.01(o)(ii)
Company Owned Real Property	Section 3.01(o)(i)
Company Phantom Unit	Section 2.02(c)
Company Preferred Stock	Section 3.01(c)(i)
Company PSU	Section 2.02(b)
Company Real Property Lease	Section 3.01(o)(ii)
Company Requisite Vote	Section 3.01(s)
Company RSU	Section 2.02(a)
Compensation Committee	Section 2.02(b)
Confidentiality Agreement	Section 5.03(c)
Continuation Period	Section 5.06(a)
Contract	Section 3.01(d)(ii)
Converted Shares	Section 2.01(c)
D&O Insurance	Section 5.08(c)
DGCL	Section 1.01
Dissenting Shares	Section 2.04
Distributing	Section 3.01(l)(iii)
Effective Time	Section 1.03
Energy Products	Definition of “Material Adverse Effect”

Exchange Act	Section 3.01(d)(ii)
Exchange Fund	Section 2.03(a)
Expenses	Section 7.02(c)
Final Savings Period	Section 2.02(d)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(ii)
HSR Act	Section 3.01(d)(ii)
Indemnified Parties	Section 5.08(a)
Interest Rate	Section 2.02(a)
Intervening Event	Section 4.02(d)(ii)
Intervening Event Negotiation Period	Section 4.02(d)(ii)
Intervening Event Recommendation Change	Section 4.02(d)(ii)
Issued Shares	Section 2.01(c)
Law	Section 3.01(d)(ii)
Liens	Section 3.01(b)(i)
Material Contract	Section 3.01(h)
Merger	Recitals
Merger Sub	Preamble
MLP Common Units	Section 3.01(c)(ii)
MLP Incentive Distribution Rights	Section 3.01(c)(ii)
MLP Subordinated Units	Section 3.01(c)(ii)
Orders	Section 6.01(b)
Parent	Preamble
Parent Organizational Documents	Section 3.02(a)
Paying Agent	Section 2.03(a)
Per Share Merger Consideration	Section 2.01(a)
Permits	Section 3.01(i)
PMO	Section 5.17
Pre-Closing Reorganization	Section 5.19
Proxy Statement	Section 5.01(a)
Related Party Transaction	Section 3.01(r)
Representatives	Section 4.02(a)
Rights-of-Way	Section 3.01(o)(v)
Sarbanes-Oxley Act	Section 3.01(e)(i)
SEC	Section 3.01
SEC Reports	Section 3.01(e)(i)
Securities Act	Section 3.01(b)(i)
Share	Section 2.01(a)
Spin-Off	Section 3.01(l)(iii)
Stockholders Meeting	Section 5.01(d)
Superior Proposal	Section 4.02(b)(ii)
Superior Proposal Negotiation Period	Section 4.02(d)(i)
Superior Proposal Notice	Section 4.02(d)(i)
Surviving Corporation	Section 1.01
Surviving Corporation Common Stock	Section 2.01(c)
Takeover Statutes	Section 3.01(v)

Tax Allocation Agreement	Section 3.01(l)(iv)
Tax Opinion	Section 3.01(l)(iv)
Tax Return	Section 3.01(l)(v)(B)
Taxes	Section 3.01(l)(v)(C)
Termination Date	Section 7.01(b)(i)
Termination Payment	Section 7.02(b)
Ultimate Parent	Preamble
US Parent	Preamble
Voting Company Debt	Section 3.01(c)(iii)

EXHIBIT A

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

COLUMBIA PIPELINE GROUP, INC.

1.                                      The name of the corporation is: Columbia Pipeline Group, Inc.

2.                                      The address of its registered office in the State of Delaware is:

Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

The name of its registered agent at such address is: The Corporation Trust Company.

3.                                      The nature of the business or purposes to be conducted or promoted is:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.                                      The total number of shares of stock which the corporation shall have authority to issue is ten million one thousand (10,001,000) shares of common stock, and the par value of each of such shares is one cent ($0.01).

5.                                      Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

6.                                      The corporation is to have perpetual existence.

7.                                      Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

8.                                      The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such

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Proceeding), the corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the corporation. Any amendment, repeal or modification of this Section shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9.                                      Expenses (including attorneys’ fees) of each Covered Person hereunder indemnified reasonably incurred in investigating and defending any Proceeding or threat thereof shall be paid by the corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized herein.

10.                               The rights to indemnification and advancement of expenses conferred in Sections 8 and 9 of this Second Restated Certificate of Incorporation shall neither be exclusive of, nor be deemed in limitation of, any rights to which any officer or director may otherwise be or become entitled or permitted under this Second Restated Certificate of Incorporation, the bylaws of the corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

11.                               The corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

12.                               To the fullest extent permitted by law, a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. No amendment to or repeal of this Section shall apply to or have any effect on the liability or alleged liability of any director or officer of the corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment.

13.                               In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaws adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

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